UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the Month of     November  2002
                 -------------------

                          CREW DEVELOPMENT CORPORATION
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)

1.       Annual Report 2002



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F xxx Form 40-F
                                  ---          ----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes         No xxx
                                                      --------    ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)


  Date: November 25, 2002:  By /s/ Rupi Khanuja
                           ----------------------------------
                           Rupi Khanuja, Corporate Controller

                               [GRAPHIC OMITTED]





                                      CREW
                            DEVELOPMENT CORPORATION







                               2002 ANNUAL REPORT

PROFILE

Our goal is to establish Crew as an operator in gold and precious metals projects, where cash flows from operations will finance investment in exploration and development projects, thereby generating industrial growth for the company and capital growth for our shareholders. Crew conducts its business in an environmentally and socially responsible manner.






EVENTS 2001/2002


INSTITUTIONAL SHAREHOLDERS EXERCISE POWER

-    New Directors and Management appointed

-    New strategic direction

-    Increased focus on Nalunaq Gold Project



INCREASED STRATEGIC AND OPERATIONAL FOCUS

-    Nalunaq: New operational scenario introduced

-    Nalunaq Bankable Feasibility Study completed

-    Metorex Limited from 53% to 21% (Oct. 2002)

                               TABLE OF CONTENTS

     CREW ACTIVITIES AT A GLANCE .....................................    1

     CHAIRMAN'S REPORT TO SHAREHOLDERS ...............................    2

     PRESIDENT'S REVIEW ..............................................    3

     PROJECT

       NALUNAQ .......................................................    4

       HWINI-BUTRE ...................................................    8

       NORTH PACIFIC GEOPOWER ........................................    9

       MINDORO .......................................................   10

       PAMPLONA ......................................................   11

       R0ROS .........................................................   11

       RINGVASS0Y ....................................................   12

       METOREX .......................................................   12

       ASIA PACIFIC RESOURCES ........................................   15

     RESOURCE DEFINITIONS ............................................   16

       MANAGEMENT DISCUSSION .........................................   17

     AUDITOR'S REPORT ................................................   19

     FINANCIALS ......................................................   20

CREW ACTIVITIES AT A GLANCE


                               [GRAPHIC OMITTED]


Canada
Meager Creek
----------------
Geothermal Power


Greenland
Nalunaq
-------
Gold


Norway
Roros
-----
Zinc & Copper


Thailand
Asia Pacific Resources Ltd.
---------------------------
Potash


Ghana
Hwini-Butre
-----------
Gold


South Africa
------------
Metorex


The Phillippines
Mindoro
----------------
Nickel & Cobalt

Pampiona
--------
Sulfur

CHAIRMAN'S REVIEW


     It has been an eventful and turbulent year for Crew Development Corporation and its international base of shareholders. Last years change in control of the company was a painful, but ultimately healthy exercise. With a new focus on corporate governance, a strong balance sheet and important progress made in several key projects, Crew has never been in a better position, although the share price is still marked by last year's events and by the market in general.

     In the current economic climate, financial strength is key. Our Nalunaq gold project will be brought into production in 2003, and is set to generate substantial cash flows for the company, according to the Bankable Feasibility Study completed this year. By devising a whole new operational scenario, Management has ensured that Crew will commence gold production at Nalunaq while short term eliminating the need to build an on-site processing plant based on existing proven resource levels, thus removing a major capital requirement and overall risk. This will ensure improved economics and early positive cash flow. Crew is in a good position to benefit from the higher gold price without the need for equity funding at unfavorable price levels for existing shareholders.

     As a consequence of our new strategic focus on developing and operating gold and precious metals assets directly owned by Crew, we have reduced our ownership in Metorex Ltd. from 53% at the start of the year, to 21% as at October 22 nd 2002. Increasing the free float of Metorex shares is furthermore believed to have a positive effect on how Metorex' assets and underlying value is reflected in the share price. Crew and Metorex enjoy an excellent working relationship, and are jointly seeking to identify new opportunities that would compliment both companies' respective strategies.

     Crew entered this year as a diversified holding company, debt free and with a wide portfolio of quality assets, but with corresponding capital requirements seemingly unable to be met under current market conditions. In response to shareholders' demands and changing market conditions, Crew Development Corporation is now emerging as an ambitious and strategically focused low cost gold producer. We have maintained a strong balance sheet, which combined with Management's skills, entrepreneurial attitude and a commitment to industrial growth, enables the company to capitalize on existing quality projects in our portfolio as well as new opportunities.

On behalf of the Board of Directors,

/s/ Hans Christian Qvist

Hans Christian Qvist
Chairman

PRESIDENT'S REVIEW

     2001/2002 has been a turbulent and challenging year for Crew. The new management has gone through the company's portfolio of projects and sought to put these in a strategic context that is realistic, though clearly growth oriented. The conclusion of our analyses is that the project portfolio is of good quality from a technical and a geological point of view. Taking the analyses a little bit further and evaluating the time frame, as well as the human and financial resources needed to realistically lift the majority of these projects to a commercial level, we have taken the view that bringing in reputable industrial, and preferably local partners, most likely will speed up the process and benefit the projects through technical knowledge, local connections and financial strength. We are pleased to announce that this work is on-going and seems to have a good potential for success. Given Crew's limitations at this point in time, we are focused on getting projects with near term potential cash flow going first. Nalunaq has top priority.

     When I was appointed CEO & President in March, the current plans were to build a processing plant on Greenland. These plans represented a great challenge to Crew as a substantial amount of equity had to be raised in a stock market that was in disarray. The project also faced a number of environmental issues related to having an on site processing plant, which indicated potentially long delays in processing the mining permit application. We therefore decided to re-evaluate the project seeking a reduction of capital expenditures and optimization of the project economics. A number of possibilities were evaluated and shipping of ore to an external processing plant proved to give the best overall results based on economics as well as time needed before mining could start. We subsequently included the shipping option in the feasibility study and started a process of raising financing based on the new plans. In accordance with our own estimates, we were pleased to have confirmed, through an 8 million USD term sheet from Standard Bank London, that the project could now support a 100% debt financing. In the beginning of August the BFS (Bankable Feasibility study) was ready and by the end of August Nalunaq Gold Mine (NGM) submitted its mining permit application. This application is in process and Crew expects NGM to commence mining in 2003.

     It is the management's view that Nalunaq and the remaining licenses adding up to a total area of 1080 square kilometers represents a substantial future potential. As for Nalunaq, only about 1/30 of the estimated overall structure has been explored. This summer's exploration program has given us further understanding of the Nalunaq geology and we have high expectations to expand resources beyond what has been proven up to date. Furthermore there are 3 other structures with visual gold; at Lake-410, Ippatit and Nanisiaq. When the work started at Nalunaq in 1992 it could just as well have been one of the three other sites that had been prioritized. It is the management's view that the concessions that Crew holds on Greenland together with its partner Nuna Minerals represents a potential to become a new gold region. Crew will give a high priority to explore its concessions on Greenland in the immediate future.

     Crew has reduced its holdings in Metorex in 2002. This is a direct consequence of Crew's announced strategy earlier in the year that it would seek to hold assets directly and focus mainly on precious metals. There is an excellent working relationship between Metorex and Crew and the companies have ongoing discussions regarding the evaluation of potential precious metal projects that could fit both companies' strategies.

     On the South Meager Geothermal project, the Mindoro nickel project and the sometimes overlooked Pamplona sulphur project, we have identified one or more potential industrial partners for each of the three projects. We are optimistic that arrangements will be found within a reasonable timeframe, where these projects will be brought forward in cooperation with established industrial players.

     The South Meager Project has made some encouraging slim hole drillings in 2002 reaching temperatures in the excess of 240 C. This project is now at a stage where a full sized test well is being planned. Several existing geothermal operators that have reviewed the project and the technical data have expressed interest for a possible participation in the project. If NPGP should decide not to go forward alone with the project, such an industrial partnership will be sought.

     As for the Mindoro nickel project, where the MPSA (Mineral Production Agreement) was revoked in 2001 we have established a dialog in good spirit with the authorities to seek to regain the MPSA. We believe, that based on the facts, the MPSA will be reinstated. Given a re-instating of the permit we have received a serious interest for the project from existing nickel producers.

     The Pamplona sulphur project has historically only been seen as a cost effective way of supplying sulphuric acid to the Mindoro nickel project. As with all our assets, management has sought to evaluate all projects from a irbird's eye perspectiveln, i.e. could we find other solutions or other uses for the mineral/resource at hand. The region and the Philippines import substantial volumes of sulphur and sulphuric acid to the nickel production and fertilizer production industries. The Pamplona project has a geographical location, volume and grade that make's it competitive with existing sources of sulphur/sulphuric acid. Crew is of the opinion that the Pamplona sulphur project can operate as a stand-alone project. Economics would further improve when the Mindoro nickel project comes on stream.

     It is my view that Crew is well positioned to meet the future with an attractive portfolio of projects, a solid balance sheet and a treasury situation bringing us comfortably well into production on Nalunaq. Few companies hold as interesting and promising concessions as Crew does on Greenland and through its 51% holding in Hwini Butre in Ghana. A clear focus will be directed to create share holder value over time through industrial thinking, realistic, consistent and disciplined work. The management, including the undersigned, are looking forward to what we hope will be a long and fruitful cooperation.

/s/ Jan A. Vestrum

Jan A. Vestrum
President & CEO

NALUNAQ GOLD PROJECT

GOLDMINE UNDER DEVELOPMENT IN
GREENLAND

82.5% Crew / 17.5% NunaMinerals

2001/2002 ACHIEVEMENTS
-    Economic Gold resource established
-    Bankable feasibility study completed
-    USD 8 million financing approved with Standard Bank London Ltd.
-    Application for Mining Permit filed

2002/2003 GOALS
-    Commence mine construction and ore production
-    Achieve mining rate of 350 tpd for production of 90.000 oz gold per year.

OWNERSHIP

     Nalunaq is a high grade gold deposit located on the southern tip of Greenland, and is expected to generate substantial cash flows for Crew. The Nalunaq gold mine is expected to be in production during 2003, and will be the first new mine to be developed in Greenland in over 25 years. Crew's partner, NunaMinerals AS, is a Greenlandic junior exploration company, whose principal owner is the Government of Greenland. NunaMinerals AS holds a 17.5% interest in Nalunaq.
     In 2000, a joint venture with NunaMinerals increased the size of the concession from 365 km 2 to 1,081 km 2 . There are several other confirmed gold occurrences within this concession area. The exploration license was renewed for additional two years on July-12 th 2002 subjective to work commitments outside the Nalunaq area of DKK 4 million (CAD 750,000) for the period, and is renewable on two-years terms continuously.
     The partners will transfer their respective ownership of the Nalunaq assets to a Greenlandic limited liability company: Nalunaq Gold Mine A/S, which will be the operator of the gold mine in Greenland and, ultimately, the holder of the mining license. The application for a mining license was submitted to the Home Rule administration in August 2002. The authorities are expected to process the application in early 2003.

GEOLOGY

     The Nalunaq deposit is a shear-zone hosted, high-grade gold mineralization. The occurrence has gold-bearing outcroppings exposed along more than 2,000 meters on the side of the mountain. The entire length of the exposed structure has been sampled, and the results supports to the presence of a large gold-bearing system. The gold is irregularly distributed within the planar structure, but easy to recognize where occurring.
     The most pronounced structures at Nalunaq are zones of intense deformation with evidence of ductile shearing surrounded by brittle margins. The Main Vein is hosted in a narrow ductile shear zone with a remarkably constant orientation. The regular sheet has an average strike of 45-50(degree) and an average dip of 36(0) SE. On the local scale the structure undulates somewhat, and dips measured in the face of the adits vary between 22 and 45(degree).
     The presence of quartz veins is the single most important component of the gold mineralization and quartz occurs principally as sheeted veins with stripes and bands of included calc-silicates. The quartz veins vary in width from 0.05 meter to 1.8 meters and form a relatively continuous structure. In the adits, the quartz vein often displays pinch and swell structure and there is clear evidence of both compressive and dilational post- mineralization deformation within the mineralized structure.

NALUNAQ (CON'T)

     The mineralized quartz vein is almost universally associated with a pronounced calc-silicate alteration zone, of 0.2 to 0.5 m width, on one or both sides of the quartz vein. When very high gold grades are encountered in the quartz vein, the alteration zone may also sporadically carry significant amounts of gold, but is normally poorly mineralized.
     Systematic sampling of the underground exposures of the vein has shown that gold grade is subject to a high nugget effect. Despite this, a grade- zonation is clearly identifiable with high- grade segments running approximately E-W throughout the mine area. The reason for this regularity is not clear. Preliminary interpretations suggest that highest-grade sections occur when the structure is crossing medium-grained metadolerite sills or is located very near the metadolerite/metapillow basalt contact. Lower grade segments all seem to be hosted in finer-grained metapillow basalt
     As generic type, the Nalunaq gold mineralization is a mesothermal vein-type gold deposit, hosted in amphibolite-facies metabasic rocks. The gold is associated with sheeted quartz veins, hosted in a large-scale shear structure, which appears to relate to regional thrusts. However, possibly due to extensive post- mineralization deformation, there is no simple relationship between gold grade and thickness of the quartz.

WORK TO DATE

     A total of 90 drill holes (15,000 meters) and more than 3,600 meters of underground adits and raises have been completed within mineralized structure, as well as over 1,000 meters of access drifts and waste development. In addition, surface sampling has been conducted over 2,000 meters of exposed outcrops, with substantial portions channel sampled at 1- meter intervals. As a result of underground work performed to date, 53,600 tonnes of ore containing over 25,000 ounces of gold have been stockpiled. This material will provide the operation with early cash flow and will significantly reduce capital costs.

2002 WORK PROGRAM

     During the 2002 season about 872 m of underground development, including 577 m of drifting and sub-drifting and 295 m of raising, was completed. The objective was to expand on the measured and indicated resources while at the same time prepare for mining operations. The underground work was carried out as a continuation of existing drifts on the 300- Level (extensions of both the Target East and the South West drifts) and the driving of an exploration decline from the 300- Level in the South Block towards lower levels; These drifts along strike in mineralized structure were designed to demonstrate mineralization in areas where previous drilling had provided encouraging, yet inconclusive results with respect to grade. The results of sampling in the new development are still pending, but will form the basis for a new resource calculation. In addition, development of four new raises on the 300-Level were completed, which take the number of raises to a total of 23. The raises are located at 80 meters intervals to provide a 2-dimensional sampling of the mineralized plane, as a basis for reliable resource evaluations.
     Additional test mining was conducted on 450-Level which included a 72 m long subdrift on the 460-Level, with three 15 m long slot raises that resulted in the extraction of four new test stopes with an average width of 1.3 m and separated by three 1.5 m pillars. Test mining has now been conducted in three different settings on level 350, 400 and 450. Two mining methods, long hole and raise mining, have been tested successfully, and allowed the recommendation of the long hole method as a mean of providing mining widths between 1.0 and 1.4 meters mining width in the Nalunaq deposit.
     In this years program 521 channel samples, and 5 test-hole samples were collected and sent to Xral Laboratories, Ontario, Canada for analysis. When the results of this work are available they will be incorporated into a resource update calculation.

NALUNAQ (CON'T)

     A local contractor carried out upgrading of the access road from the fjord to the camp in August. The upgrade will allow transport of ore materials with 30-tonne dumpers to the coast and facilitate delivery of supplies and mining equipment. The 9 km road has been equipped with culverts and bridges to allow for enhanced drainage during snow melting and other weather extremes. It is anticipated the road will allow traffic throughout the year.

RESOURCES

     Crew announced in March 2002 an independent resource calculation for the Nalunaq project conducted by SRK Consulting, Toronto. This defined 483,900 tonnes with 25.5 g/t gold in measured and indicated resources, which is equivalent to 396,600 oz contained gold. In addition, 281,300 tonnes with 20.3 g/t of inferred resources were identified in areas immediately adjacent to the developed parts of Nalunaq. The inferred resources exclude drill-indicated structure of the South Vein as well as widely spaced surface sampling of the north face of the Nalunaq Mountain, which was previously included in Crew's internal resource assessment. The significant, additional resource potential in these extensions, however, was recognized by SRK in their report. A resource update, based on the results from the 2002 exploration program, has been commissioned.

Measured & Indicated
Mineral Resources

(M & I)                  Over 1.0 meters       Over 1.2 meters      Over 1.5 meters  Ounces Gold
                         tonnes      g/t       tonnes      g/t      tonnes     g/t
------------------------------------------------------------------------------------------------
Main Vein
(including Stockpiles)   352,100    30.3       414,200     25.8     508,300     20.9    343,700

South Vein                58,000    28.3        69,700     23.6      88,300     18.7     52,900
------------------------------------------------------------------------------------------------
Total                    410,100    30.0       483,900     25.5     596,600     20.6    396,600
------------------------------------------------------------------------------------------------


Inferred Mineral
Resources Over           Over 1.0 meters       Over 1.2 meters      Over 1.5 meters  Ounces Gold
                         tonnes      g/t       tonnes      g/t      tonnes     g/t
------------------------------------------------------------------------------------------------
Main Vein                200,000    24.7       240,100     20.6     326,000     15.9    159,100

South Vein                34,000    22.4        41,200     18.7      52,000     14.8    24,800
------------------------------------------------------------------------------------------------
Total                    234,000    24.4       281,300     20.3     378,000     15.7    183,900
------------------------------------------------------------------------------------------------

TEST MINING

     Eight test stopes have now been successfully completed at Nalunaq. Two mining methods, raise and long-hole mining, were tested initially to determine which method would provide the least mining width, which minimizes dilution. Minimizing dilution means less material to be hauled and processed, and thus lower operating costs. In 2002, four additional long-hole stopes were successfully produced. These were based on a continuous 72 meters subdrift development and three 15-meter slot raises. As a result of these tests, Crew is confident that a mining width of 1.2 meters or less can be achieved during mining operations.

ENVIRONMENTAL WORK - 2002 PROGRAM

     The Nalunaq program has been subject to a detailed environmental monitoring program since 1997. The baseline study comprises sampling of water and plant materials and the installation of a weather station in the valley. A new weather station was established in the Sarqa Fjord in 2002. In addition to the baseline work a complete Environmental Impact Assessment was completed in August by SRK consulting group, UK. This EIA report has been submitted to the authorities for the processing of the application for a mining permit.

NALUNAQ (CON'T)

     As in the previous years, monitoring programs have been maintained: water samples have been collected in the river bi-weekly with sampling stations in the Upper valley, at the waterfall, at the Bridge and at the Camp sanitary installation. The sulphide outcrop stations were sampled for total metals and general parameters twice over the summer program. In addition, mine water runoffs at level-300 and -350 were sampled bi-weekly and assayed for total metals and TSS (Total Soluble Solids). Finally, rainwater draining through the two crushed high- and low-grade stockpiles were also sampled and assayed regularly for total metals.
     Biology programs included collection of migratory and stationary arctic char in the river. In the Fjord, fish caught in several stations were collected and samples sent to DMU (Danish Environmental Agency) for their data bank. Dust was sampled continuously during the summer program using tubes for analyses of NOx and SOx and using Lichen samples collected along the road as well as around camp and stockpile areas. Both the lower and upper valleys were mapped for vegetation and soil depth.
     Meteorological data at campsite and at the weather station in the fjord were recorded continuously and downloaded several times during the summer. River flow monitoring was conducted with a pressure transducer installed in February in the river downstream from the bridge to allow for continuous measurements. In addition, the river flow was measured using propellers several times over the year. A second pressure transducer will be installed at the waterfall in October.
     In the Fjord CTD (Conductivity, Temperature, Depth) casts were conducted throughout the year at 8 stations on a bi-weekly basis. ADCP (Acoustic Doppler Current Profiler) was installed October 2001 ae for continuous recording of oceanic currents, the instrument data have been downloaded and calibrated twice over the year. The current meter will be recovered and downloaded in October 2002, when one full years data acquisition has been completed.

FEASIBILITY STUDY AND EIA

     A Full Feasibility Study and Environmental Impact Assessment (EIA) was completed in August 2002. The Feasibility Study was prepared by Kvaerner Engineering & Construction UK Ltd based on information generated both in-house and supplied by a number of International Specialists and Consultants appointed by Kvaerner or by Nalunaq I/S. The project will become the first gold mine, and the first new mine to be developed in over 25 years, in Greenland. The feasibility study recommends that offshore processing should be pursued initially, in order to allow for immediate cash flow and further expansion of the ore resources at minimal capital investments.
     An initial mining rate estimated at 350 tonnes per day will result in a gold production of about 90,000 oz per year at a total cash cost of US$169 per oz. The feasibility study recognized that the current measured and indicated resource of approximately 400,000 oz gold has significant upside potential that may be developed in parallel with the mining and offshore processing operation.
     Total capital requirements were estimated at US$ 9.7 million for offshore processing versus US$ 25.6 million for an on-site processing plant. Kvaerner concluded that shipping the Nalunaq ore to an offshore processing facility is financially preferred and recommended this as a first stage development for the Nalunaq Gold Mine. The high-grade gold nature of the Nalunaq ore and the location of the mine close to navigable waters, allows for the expansion of the resources by means of revenues generated from offshore processing.
     Shipping the ore to an offshore plant with excess processing capacity will also minimize environmental impact while providing employment benefits to the local community. Crew maintains excellent relations with local communities by keeping all stakeholders informed through presentations, public information meetings and site visits.
     The introduction of the shipping and offshore processing scenario represents a breakthrough for the project, minimizing financial and operational risks as well as generating cash flow much earlier than originally anticipated. The project now has robust economics both in the short and long term, and is set to generate substantial revenues that will fund the company's further growth.

NALUNAQ (CON'T)

OTHER POTENTIAL TARGETS

     In addition to the Nalunaq deposit, the Nanortalik concession area hosts an excellent exploration potential. Several locations with visible gold in outcrop have been discovered and numerous stream sediment anomalies exist. Work on areas of interest has already been initiated at Nanisiaq and Lake-410. At Lake 410 a gold-bearing quartz vein has been identified in a setting very similar to that of the Nalunaq Main Vein. Because of its less obvious appearance, the definition of a drilling target at Lake 410 is subject to additional surface mapping. The prospects of finding additional mineralization at Lake 410 is considered high.
     A regional sediment sampling and prospecting campaign was carried out in the remaining parts of the 1080 sq km license area in the period July ae August 2002 including renewed sampling at Lake 410 and elsewhere with the aim of starting a drilling program in 2003. The company is aware of numerous gold anomalies in the district, and in different geological settings, which indicate that there are additional mineralizations to be found in this area. The results of this program are still pending, but the company is determined to conduct a more intensive program in year 2003 with the objective of establishing more drilling targets.
     Crew is confident that the Nanortalik concession holds great potential for providing the company with further opportunities for organic growth of our operation in Greenland.

GREENLAND

     In Greenland, mineral development is given renewed political attention and priority. Greenland is a stable European democracy, with a Home Rule and strong ties to Denmark. The majority of the population of 56,000 lives in the ice-free coastal area of the country, which is about the size of France. Today the economy relies mainly on fishing, yet the government is also actively pursuing responsible natural resource development. Greenland has a positive outlook toward mineral exploration and development, and has a iaone doorlo mineral policy. There are no restrictions on foreign investment.
     Greenland remains relatively unexplored in terms of its mineral potential. However, the Geological Survey of Denmark and Greenland (GEUS) has conducted regional airborne geophysical surveys, and extensive mapping programs over the whole country over the past 50 years.
     The corporate income tax is 30%, and assets can be depreciated 100% in the first year of production. Tax losses can be carried forward for an unlimited period and, in certain cases, can be carried back for five years.


HWINI-BUTRE GOLD PROJECT

GOLD IN GHANA

EXPLORATION
51% Crew

2001/2002 ACHIEVEMENTS
- Promising drilling results

2002/2003 GOALS
- Continued exploration program
- Expansion of resource base

     Hwini-Butre Minerals (HBM) is a 100% owned Ghanaian subsidiary of Crew Development. HBM owns 51% of the Hwini-Butre gold concession in Ghana. The operator, St. Jude Resources Ltd., Canada, (CNDX:SJD), holds 49% St Jude has been the operator over the license since 1995. The current title has been renewed on July 2 nd 2002 for a period of 12 months to allow completion of the exploration and feasibility study by the current operator St. Jude Resources.

GEOLOGICAL DESCRIPTION

     Hwini-Butre is a significant new gold discovery in southwestern  Ghana. The
45.4 km2 concession is located along the eastern contact of the prolific Ashanti Gold belt, less than 30 km from Takoradi, a major port city in Ghana. The Mpohor Intrusive Complex forms a prominent feature in the southern part of the concession, and is composed of diorite and gabbro, and cut by fine-grained mafic dykes. The gold mineralization occurs in altered shear zones within the intrusion. Birimian metasediments and volcanics dominate in the northern half of the concession. The structural setting of the gold mineralization follows that of the Ashanti Gold Belt with a dominant North-South trend transacted by NE- SW faults. Disseminated gold occurs in quartz veins and in wide alteration zones in the adjacent country-rocks.

EXPLORATION

     The drilling totals 24,000 meters from 300 holes, with about 20% being drilled by RC. Line spacing is a nominal 25 m on the three main mineralized zones: the Adoikrom, the Father Brown, and the Dabokrom targets.
     Adoikrom is the most developed target on the concession. It is a highly altered and silicified shear zone with ore grade mineralization. 43 holes (4,252 meters) have been drilled in this target. Drill intersections at 25-50 meters intervals show consistent thick mineralization in all holes.

HWINI-BUTRE (CON'T)

     So far, a 325-meters long and 165 meters deep gold vein has been confirmed. The deposit has expansion potential towards north, south, and down dip.
     In total 54 holes (2,751 meters) have been drilled in the Father Brown zone, and all intercepts contain mineralization. The spacing between the intercepts varies between 10 and 25 meters. To date a 200-meter long and 150-meter deep gold vein has been confirmed. The deposit has expansion potential along strike and down dip
     Dabokrom constitutes a very large strong geochemical surface anomaly that measures 800 meters by 1,200 meters. A total of 48 drill holes (5,760.5 meters) have been completed in this anomaly and the drilling confirms the presence of several gently dipping mineralized gold zones extending from the surface. In addition, extensive trenching and pitting has been carried out on the Dabokrom prospect, which requires further work.

RESOURCES

     According to an independent geological report by Watts, Griffis and McOuat from February 2002, the concession contains 4,251,100 tonnes with 4.1 g/t indicated resources and 1,718,400 tonnes with 3.0 g/t inferred resources. In addition, the property hosts an inferred eluvial deposit of 5,656,700 tonnes with 1.1 g/t. Thus, indicated resources amounts to 562,000 Oz gold while the inferred resources hold 374,000 Oz gold. Strathcona Mineral Services has reviewed the independent report by Watts, Griffis and McOuat for Crew and concluded that the project has a potential for an open-pit, heap-leachable deposit.


NORTH PACIFIC GEOPOWER CORPORATION

GEOTHERMAL ENERGY IN CANADA

Listed on the Canadian Venture Exchange
87% Crew

2001/2002 ACHIEVEMENTS
- Listing of NPGP on the TSX
- Issue of dividend shares to Crew shareholders
- Encouraging drilling results supportive of new geological model

2002/2003 GOALS
- Seek industrial partner within the energy sector
- Complete slim hole program and commence test well programs

     North Pacific Geopower Corp. is a publicly listed energy company dedicated to the development of a renewable geothermal project to support the commercial production of electricity in British Columbia, Canada. The South Meager geothermal project was identified as the most promising geothermal site in Canada by the Canadian Geological Survey in the late 1970's. Crew Development Corp acquired the title to the project in 2000, as a result of negotiations with the previous partner, and decided to conduct a full re-examination of the potential for a commercial geothermal resource, in view of the emerging energy crisis in the western US, and the new energy policies in BC recommending development of alternative, ilgreenli energy sources.
     The Geothermal Lease, which comprises 1,968 hectares, is located approximately 160 km north of Vancouver, British Columbia, in an undeveloped mountainous area. The Lease expires December 17, 2017 and may be renewed for an additional 20 years.
     Recent years' geophysical surveying and slim-hole drilling results supports the currently preferred geological model, which suggests a substantial thermal up-flow zone (and possible thermal reservoir) in the vicinity of the Angel Creek vent. The very high temperatures encountered in the latest slim-hole drilling, despite significantly higher elevation than previous holes, warranted a further drill program to better define and delineate the thermal source and the possible identification of a commercial reservoir for geothermal fluids.
     The completed work has demonstrated that Meager Creek despite previous unsuccessful attempts hosts a potential for geothermal energy production. The previous drillings were directed into solid unaltered rocks below the outflow tongue, as now identified by the recent magnetotelluric geophysical survey.
     The current thermal fence drilling, in a section behind the earlier drilling, supports the conceptual model of a large thermal outflow zone that derives from a substantial up flow in the region of the Angel Creek volcanic vent.
     The company is convinced that the latest results support Meager Creek as a promising geothermal project. If proven economically viable and able to support production in the target range of 100-150 MW, the NPV of such a project would be substantial. Crew is actively seeking an industrial partner within the energy sector to support the further development of the project.

MINDORO NICKEL PROJECT
NICKEL IN THE PHILIPPINES

DEVELOPMENT
Crew controlled

2001/2002 EVENTS
- MPSA license withdrawn
- Project written down to nominal amount

2002/2003 GOALS
- Reestablish MPSA

     The Mindoro Nickel Project is located on Mindoro Island in the Philippines, approximately 200 km south of Manila. The nickel- cobalt-bearing laterite deposit is located in the foothills of the central part of the island about 30 km from the coast. The resource evaluation has shown that the deposit is exceptionally homogenous and has the potential of supplying ore for at least 30 years of nickel-cobalt production based on Kvaerner Metals' 1999 Pre feasibility study.

OWNERSHIP

     An Exploration Permit ("EP") was granted for the Mindoro concession in 1997. The EP was renewed in February 1999 for a period of two years. In early 2001 the key section of the concession was granted a Mineral Production Agreement ("MPSA"), which secured for Crew the exclusive right to develop the property into a mine for a period of 25 years. According to the agreement the company was granted 5 years to complete a Bankable Feasibility Study (BFS) and an Environmental Impact Assessment (EIA) The MPSA covered the area where Crew, following extensive work, had defined a measured and indicated resource.
     In July 2001 the MPSA was cancelled unexpectedly by the new administration without due process. Crew has appealed the cancellation to the Office of the President and has suspended work on the project, but the company is convinced that there is no basis for the cancellation of the MPSA, and has taken steps to re-establish the tenure.
     The deposit consists of extensive laterite mineralization where nickel and cobalt, released by chemical weathering of the rocks, is accumulating in secondary minerals of the well-developed weathered rock profile.
     Crew has completed more than 1200 drill holes and test-pits, conducted metallurgical testwork and computer resource modeling, as well as initiated environmental studies. The company will be conducting a new resource estimate based on the new samples and the upgrade testwork while the title issue is being resolved.
     Crew has previously defined a measured and indicated resource of 72.6 million dry metric tonnes ("DMT") with an average ivin-sitult grade (before upgrading) of 0.94% nickel and 0.06% cobalt, including 21.4 million DMT at 1.16% nickel and 0.06% cobalt primarily hosted in limonite and transitional saprolite. The global resources are in excess of 200 million tonnes including the inferred resources derived from surrounding areas that are drilled on a much wider exploratory grid.
     The Mindoro Nickel project is in the feasibility stage. Most of the resource evaluation has been completed to feasibility level and audited and confirmed by independent consultants. The environmental baseline studies, test work regarding environmental impact assessment and a final feasibility study remain to be completed. The current suspension of activities is due to uncertainties in the title caused by the unexpected cancellation of the MPSA. No further development work will be completed until the MPSA is returned.

PAMPLONA SULPHUR DEPOSIT

SULFUR IN THE PHILIPPINES

DEVELOPMENT
Crew Minerals Philippines Inc.

2001/2002 ACHIEVEMENTS
- Commercial mining potential identified

2002/2003 GOALS
- Advance project towards full mining operation

     The Pamplona Sulphur Deposit is located in southern part of Negros Island, the Philippines about 8 km from deep-sea port. The concession Area of 39 sq. km was acquired in 1998 and is covered by Exploration Permit. The large sulfur occurrence is formed in a geothermal center associated with an extinct, altered andesitic volcano. Elementary sulfur dominates in some areas while sulfide dominates in others. Additional sulfide occurrences are reported within the large exploration concession (EP-area)
     Previous exploration and development was completed in 1971. A total of 178 holes were drilled in a 60m-centered grid. Benguet Mining Corp. estimated the reserves on basis of 98 core drillings using standard mining engineering practice. Freeport McMoran evaluated the resource and prepared the mine plan for an open pit operation. Development was halted because of low sulfur prices and the deposit has been dormant since.
     According to the previous work the deposit holds an open-pitable reserve of 60 million tonnes grading 30.8% sulfur within a resource of 84 million tonnes. Crew has not completed its economic study on the deposit yet, but has conservatively reclassified the resources as measured and indicated resources according to the JORC code. The resource evaluation was carried out by Jon S. Petersen, M.Sc. (Vice President of Exploration Crew) on the basis of 178 diamond-core drill holes placed in a 60-meter grid pattern, and supplemented by 7 new core holes totaling 12.252 meters which were drilled by Crew in 2001 as part of its positive resource verification program
     The deposit consists of both native sulfur (13.8% S) and sulfide (17% S) primarily marchasite, and the resource allows for mining of fairly high grade sulfide beds separated by lower grade material, and patches with high grade native sulfur. Mining of this deposit will provide a substantial local source of low-cost sulfur, which is competitive to foreign sources because of lower cost of transportation. Sulfur is currently imported for the domestic chemical and fertilizer industry in the Philippines.
     The Pamplona deposit was initially considered for its potential to enhance the economics of the Mindoro Nickel Project, but Crew is now investigating how the deposit can be brought into production as a stand-alone project. Both the sulfide and the native sulfur can be utilized for production of sulfuric acid through highly exothermic processes, which generate considerable amounts heat energy. Sulfuric acid is a major cost component in HPAL processing of nickel laterite ores.


ROROS ZINC PROJECT


ZINC IN NORWAY

EXPLORATION
100% Crew

2001/2002 ACHIEVEMENTS
- Evaluation of last year's exploration drilling

     Crew started the Roros project when it was recognized that the district, well known for historic copper mining, had an unrecognized potential for commercial zinc because the zinc-content in the R0ros mines was equal or often higher than that of copper.
     A new high-resolution helicopter-borne geophysical survey was completed in 1999 covering 6,400 line-km and a supplementary 3,700 line-km survey from NGU in 1992 was added, after being refined digitally to meet the same standards as the new survey. Three out of several new targets were tested by drilling and demonstrated the existence of stratiform massive sulfide mineralization with commercial dimensions, but with zinc- grades, which were sub-economic in the drilled segments. The results were encouraging, however, because of weak metal prices and the early stage of this project no work has been conducted on the concession this year. new studies on the structural and stratigraphic setting of the mineralization have strengthened the potential for discovering commercial sediment-hosted zinc deposits in the district. The project currently carries no value in Crew's Balance Sheet.

RINGVASS0Y GOLD PROJECT

GOLD IN NORWAY

EXPLORATION
100% Crew (50% earn-in agreement with NSR Inc.)

2001/2002 ACHIEVEMENTS
- Geophysical survey completed
- Geological mapping and sampling

2002/2003 GOALS
- Identification of drill targets

     The Ringvass0y gold project is found in an Archean Greenstone belt, covering about 250 sq km in Northern Norway. The gold mineralization is associated with quartz veining and previous exploration has revealed widespread occurrence of anomalous gold in stream sediments. An agreement about earning-in 50% of the project has been signed with Northern Shield Resources Inc, a private Canadian junior exploration company, for completing exploration work amounting to CND 750,000 over two years.

     The summer's work included a detailed helicopter-borne multidisciplinary geophysical survey and geological mapping and sampling. The results of the geophysical survey were encouraging. The results of sample assaying are pending. The parties are pleased with the work so far and are planning to drill several targets in the coming season. The project currently carries no value in Crew's Balance Sheet.

METOREX LIMITED

SOUTH AFRICAN MINING HOUSE
Africa
21% Crew

2001/2002 EVENTS
- Metorex  private  placement of 18 million shares at ZAR 3.20
- Strong earnings in spite of low commodity  prices
- Crew's  ownership in Metorex reduced from 53% to 21%

2002/2003 GOALS
 - Crew will seek new precious metals opportunities in Africa with Metorex as operator of choice

     Metorex Limited is a South African mining house that owns and operates seven mines, and two development projects, in Africa. Metorex has excellent management and a record of sustained profitability, despite the cyclical nature of commodity prices.
     An initial reduction in Crew's holding from 53% to 41% took place in April 2002, in conjunction with a private placement of 18 million shares. The motive for this was related to insufficient liquidity in the trading of Metorex shares and the realization that Crew's controlling ownership had been a restraining factor for the share price. The board of directors in both Crew Development Corporation and in Metorex Ltd. decided that the above mentioned transactions, by increasing the free float of Metorex shares, was likely to improve how Metorex' assets and underlying value is reflected in the share price.
     In October, complimentary to Crew Development Corporation's new strategic focus on developing and operating gold and precious metals assets directly, the company reduced its ownership in Metorex from 41% to 21% by placing 28 million shares with a group of institutional investors. Crew and Metorex enjoy an excellent working relationship, and are jointly seeking to identify new precious metals projects that may provide a strategic fit to both companies. Crew intends to use the proceeds from the sale of shares in Metorex for the development of the Nalunaq gold mine.
     Metorex, which is traded on the Johannesburg and London Stock Exchanges, specializes in developing and operating mines throughout Africa. Management has over 25 years of operational experience, a low cost structure, and an excellent contact base in the African mining sector. All of these factors provide Metorex with a strong competitive advantage, which is reflected in the company's strong earnings in spite of falling prices for key commodities. In terms of the individual mines and companies, good results were achieved by O'Okiep,
Vergenoeg, Maranda and Consolidated Murchison but disappointing results from Wakefield and Chibuluma Mines. Both of these operations, however, returned to profitability in the latter half of the year as a result of significant management action to restore these operations to profitability.
     The following is a summary of 100% of the operations of Metorex Limited. Crew owned 41% of Metorex Limited at June 30, 2002, but reduced its share to 21% in October 2002.

METOREX (CON'T)

Metorex Ltd.                                         Year ended       Year ended
Financial Highlights:                              30 June 2002     30 June 2001
--------------------------------------------------------------------------------
Gross revenue (ZAR 000)                                 820,325          720,258
Income before taxation and
 exceptional items (ZAR 000)                            111,030          116,298
Headline earnings
 per share (cents)                                         72.8             72.4
Dividend per share (cents)                                 12.0             18.0
Number of shares in issue
(weighted average) (000)                                124,140          120,584
--------------------------------------------------------------------------------
ZAR 1 = USD 0.1 = CAD 0.15 as at 30 June 2002


Metorex Ltd. Commodity Sales:                           2002                2001
--------------------------------------------------------------------------------
Copper (t)                                            22,852              22,404
Cobalt (t)                                               100                 116
Coal (t)                                           1,271,444           1,428,606
Zinc (t)                                              12,929              12,554
Manganese (t)                                         23,988              19,026
Fluorspar (wmt) 1                                    141,360             137,160
Antimony (mtu) 2                                     542,934             409,202
Gold (kg)                                                959               1,146
--------------------------------------------------------------------------------
1 wet metric tonnes
2 metric tonne units


METOREX - REVENUES BY COMMODITY - AS AT JUNE 30, 2002

[GRAPHIC OMITTED]

Copper          40%
Zinc            13%
Coal            15%
Fluorspar       15%
Gold/Antimony   15%
Cobalt/Other     2%


MINING OPERATIONS AND COMPANIES CONTROLLED BY METOREX:

CONSOLIDATED MURCHISON MINE

     The Consolidated Murchison mine is a gold-antimony producer, which has been in operation since 1937.
     The mine was acquired by Metorex from JCI Limited in 1997 at a time when declining markets, increasing operating costs and cost overruns on a new mine shaft created serious financial challenges for the company.
     The mining profit for the year of ZAR 12,7 million is a 53% improvement on the previous year.

CHIBULUMA MINES PLC

     Production of copper and cobalt from the Chibuluma West underground operation was below that of the previous year due to tonnage and grade shortfalls during the first half of the financial year. The decline in the copper price resulted in the loss from mining operations of ZAR 6,5 million (2001: ZAR 24,5 million profit) for the year. Ongoing underground exploration drilling has indicated the Chibuluma West reserves to represent a further life of approximately two years.
     The Chibuluma South project was placed on incare and maintenancely status due to the deterioration in the copper price and high operating and treatment costs of the oxide ore concentrate. The feasibility on the development of the quality Chibuluma South sulphide orebody has been reworked and investigations into introducing a joint venture partner to finance the development of this ore reserve is underway.

METOREX (CON'T)

VERGENOEG MINING COMPANY (PTY) LTD.

     The Vergenoeg mine is situated approximately 65 kilometers northeast of Pretoria in South Africa. Vergenoeg was acquired by Metorex from Bayer AG in May 1999 following an international tender process. The mine has a fluorspar ore resource, which, at current mining rates, has a remaining life of well in excess of 50 years.
     Vergenoeg is the single largest fluorspar resource in the world, representing approximately 10% of the world's total fluorspar resources. Mining of this deposit has taken place for 40 years and, as such, the deposit is well known. Minerales Y Productos Derivados SA ("Minersal.), a Spanish producer and consumer of fluorspar, is a partner in this project alongside Metorex and holds 30% of Vergenoeg.

MARANDA MINES LTD.

     Metorex holds a 100% interest in Maranda, which is a zinc/copper mine situated in the Tzaneen area of South Africa's Northern Province. The mine has been in operation since 1991. Zinc concentrate is sold to Zincor, a zinc refinery in South Africa. This represents approximately 15% of the South African zinc requirement. The copper concentrate produced by Maranda is transported to O'okiep for smelting and the blister copper produced there from is sold into world markets.

O'OKIEP COPPER CO. LTD.

     Metorex holds a 100% interest in O'okiep, acquired from Gold Fields of South Africa Limited in October 1998. O'okiep, which is based at O'okiep near Springbok in South Africa's Northern Cape, holds the Nigramoep underground copper mine and the nearby Nabakeep smelter, at which the concentrate is smelted. The Nigramoep mine has been in production since 1940.
     In addition to smelting concentrates from the Nigramoep mine, Nabakeep smelts toll and custom concentrates sourced from local and international markets producing blister copper. In order to maintain smelting efficiencies, 40,000 to 50,000 tonnes of copper concentrate per annum is toll treated at the smelter.

WAKEFIELD INVESTMENTS (PTY) LTD.

     Metorex holds a 100% interest in Wakefield. Wakefield comprises three collieries, namely Leeuwfontein, Bankfontein and Lakeside. The collieries are all situated in the Kendal area of Mpumulanga and jointly produced 2,1 million run of mine tonnes of coal at an average yield of 60% to produce 1,3 million tonnes of saleable coal. This coal is mainly sold to local industrial markets and domestic users.

METMIN (PTY) LTD.

     Metorex acquired a 65% interest in Metmin in 1975. Metmin operates the Ryedale open pit mine in the North West Province of South Africa and produces about 24,000 tonnes of manganese dioxide annually. Manganese dioxide is used as a catalyst for the extraction of uranium that is associated with certain gold ores.

METOREX BURKINA FASO BV AE PERKOA PROJECT

     Effective September 30, 1999, and subject to certain conditions being fulfilled, Metorex acquired 100% of Metorex Burkina Faso BV, from Billiton Plc, with the intent to develop the Perkoa zinc deposit in Burkina Faso, western Africa.
     A Memorandum of Understanding with the government of Burkina Faso has broadly been agreed setting out the conditions pertaining to the development of the Perkoa Project. At the present zinc price, this project is not viable but continued exploration is taking place to establish additional adjacent reserves.

ASIA PACIFIC
RESOURCES LTD.

POTASH IN THAILAND

Development
7.6% Crew

2001/2002 ACHIEVEMENTS
- Convertible debenture refinanced
- New management and directors appointed

2002/2003 GOALS
- Further development of the Somboon project

     Since 1993, Asia Pacific Resources Ltd. ("APR") has expended approximately USD 21 million in exploration expenditures on the potash concession, identifying two significant deposits to date. Extensive diamond drill hole and seismic survey programs have been carried out, together with a variety of geological, geotechnical, metallurgical and other programs in respect to the concession. The gross in situ resource is estimated to contain 1.4 billion tonnes of sylvanite.
     In 1998, a feasibility study was completed with respect to the Somboon deposit, being the smaller of the two potash deposits. A production rate of 2,000,000 tonnes annually over a project life of 23 years was estimated. The overall direct and indirect capital costs for the Somboon project were estimated at USD 505 million including allowance for APR's costs, interest during construction, and working capital, the total investment is calculated to be approximately USD 646 million.
     In 2002, the Board of APR engaged a team of internationally recognized engineering consulting firms to review the economics of a staged project development to allow an accelerated schedule and lower up-front capital expenditure, compared to the 1998 Feasibility Study. APR expects to be in a position to determine the specific project development program by year- end 2002. Crew accounts have been charged with a CAD 19.6 million impairment in relation to this investment.

RESOURCE DEFINITIONS

     "Mineral Resource" means a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     "Inferred Mineral Resource" means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

     "Indicated Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

     "Measured Mineral Resources" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

     "Mineral Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves

     "Probable Reserve" means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

     "Proven Reserve" means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

     The above definitions of resources and reserves are according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code"). Resources and reserves reported in this document according to the South African Code for Reporting of Mineral Resources and Mineral Reserves ("SAMREC Code") are not materially different, and are retained in their original format.

MANAGEMENT'S DISCUSSION  AND ANALYSIS


THE MOST SIGNIFICANT EVENTS OF FISCAL 2002 WERE:

-    New Directors and management appointed
-    Nalunaq Bankable Feasibility Completed
-    C$8.7 million spent on developing key projects
- Investment in Metorex Limited reduced from 53% to 41% (and then to 21% on October 22, 2002)
-    Loss on investment in Metorex
-    Public listing of Geothermal Project
-    Impairment of investment in Asia Pacific Resources Ltd.
-    Cancellation of key license of the Mindoro nickel project in July 2001

NEW DIRECTORS AND MANAGEMENT APPOINTED, NEW STRATEGIC FOCUS:

     During the year the Company experienced a change of control as a direct consequence of the dissident shareholder action. New management has placed a new strategic focus on developing and operating gold and precious metals assets directly owned by the Company, giving first priority to Nalunaq.
     By devising a new operational scenario, management has ensured that Crew will commence gold production at Nalunaq while, in the short term, eliminating the need to build an on-site processing plant, thereby removing a major capital requirement. The Nalunaq gold project is anticipated to be brought into production in 2003.
     As a consequence of the Company's new strategy, the Company has also reduced its interest in Metorex Ltd., from 53% to 21% as at October 22, 2002. In addition, Crew and Metorex are jointly seeking to identify new opportunities that would complement both companies' respective strategies.

NALUNAQ BANKABLE FEASIBILITY COMPLETED, AND NEW OPERATIONAL STRUCTURE
INTRODUCED.

     During fiscal 2000, Crew acquired a 50% interest in the Nalunaq Gold Project, via its acquisition of Mindex. This interest was increased to 57% by June 30, 2000, as a result of Crew making additional capital contributions. During fiscal 2001, Crew increased its interest in Nalunaq to 67% through further capital contributions and, on June 5, 2001, pursuant to an agreement with the joint venture partner, increased its interest to 82% for no additional cash consideration and obtained operational control of the investment in exchange for various commitments including an agreement to fully fund future development until completion of a final feasibility study.
     The feasibility study, which was completed in August 2002, recommended that offshore processing should be pursued initially, in order to allow for immediate cash flow and further expansion of the ore resources at minimal capital investments. An initial mining rate estimated at 350 tonnes per day is anticipated result in gold production of about 90,000 oz per year at a total cash cost of US$169 per oz. The feasibility study recognized that the current measured and indicated resource of approximately 400,000 oz of gold has significant upside potential that may be developed in parallel with the mining and offshore processing operation.
     Total capital requirements were estimated at US$ 9.7 million for offshore processing verses US$ 25.6 million for an on-site processing plant. The Company's consultant Kvaerner concluded that shipping the Nalunaq ore to an offshore processing facility is the preferred and recommended first stage of development for the Nalunaq Gold Mine. The project also faced a number of environmental issues related to having an on site processing plant, which indicated potentially long delays in processing the mining permit application. The Company evaluated a number of possibilities and the introduction of the shipping and offshore processing represented a breakthrough for the project, minimizing financial and operational risks as well as generating cash flow much earlier than originally anticipated. The project has positive economic potential, both in the short term and long term, to generate substantial revenues that will fund the company's further growth. In accordance with the new plans the Company announced that the debt financing of the Nalunaq Gold project has been secured through a USD $8 million, Credit Facility with Standard Bank London, since the project could now support a 100% debt financing.
     Naluanq and the remaining licenses represent a substantial future potential, as only 1/30 of the estimated overall structure has been explored. When the work started at Naluanq in 1992 only one of three sites could have been prioritized. It is management's view that the concessions that the Company holds in Greenland, together with its partner, Nuna Minerals represents a potential to become a new gold region. Crew will give a high priority to explore its concessions in Greenland in the immediate future.
     The partners will transfer their respective ownership of Nalunaq assets to a Greenlandic Limited liability company; Nalunaq Gold Mine A/S, which will be the operator of the gold mine in Greenland and, ultimately, the holder of the mining license. The application for a mining license was submitted to the Home Rule administration in August 2002. The authorities are expected to process the application in early 2003.

INVESTMENT IN METOREX LIMITED REDUCED FROM 53% TO 21%

     Effective December 1999, the operations of Metorex were restructured, and its interests held by Metorex and the minority shareholders in the various mining operations were consolidated into Consolidated Murchison Ltd.
("Murchison"), listed on the London and Johannesburg Stock Exchanges. As a result, the Company's joint control over Metorex ended and its interest was replaced by a 41% interest in Murchison (now renamed ieMetorex Limitedlx). As a result of the dilution of the Company's interest in the Metorex mining operations from 50% to 41%, and the resulting loss on joint control, the Company ceased to proportionately consolidate Metorex effective December 31, 1999, and commenced recording its investment in Metorex Limited using the equity method, effective January 1, 2000.

     During November 2000, the Company increased it interest in Metorex from 41% to 52% through the acquisition of an additional 11% from existing shareholders. The acquisition has been accounted for using the purchase method of accounting and the financial position and results of operations of Metorex were consolidated from November 24, 2000. At June 30, 2001, the Company held a 53% interest in Metorex.

     In April 2002, the Company's interest in Metorex was reduced from 53% to 46%, as a result of a private placement by Metorex with other shareholders; this transaction resulted in the company incurring a loss on dilution of its investment of $1,133,928. Concurrent to the private placement the Company disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment effective April 30, 2002 and commenced recording the investment in Metorex Limited using the equity method, effective May 1, 2002. At June 30, 2002, the Company recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex as a result of the prolonged period in which the carrying value of the Company's investment exceeded the fair value of Metorex's shares.
     On October 22, 2002, the Company sold additional shares of Metorex for cash proceeds of 12.6 million. As a result of this transaction, the Company's interest in Metorex was reduced from 41% to 21%.

PUBLIC LISTING OF GEOTHERMAL PROJECT

     In May 2001, the Company agreed to transfer its 100% interest in Meager Creek Development Corporation ("MCDC") to South Crofty, a Canadian Venture Exchange listed company, in exchange for approximately 97 million common shares of South Crofty. The Company also agreed to acquire the shares of South Crofty from the existing controlling shareholder, and to conduct a private placement to provide South Crofty with initial working capital. These transactions were approved, by a vote of the independent shareholders of South Crofty on November 22, 2001.
     Effective November 22,2001, South Crofty Holdings Ltd. (now renamed North Pacific Geopower Corp., "NPGP") acquired all of the issued and outstanding common shares of MCDC from the Company in exchange for 97,378,558 common shares (or 82%) of NPGP's common shares. MCDC held a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum relating to the geothermal site. The licence of occupation and the geothermal lease expire December 17, 2017.
     Concurrently with the completion of the MCDC acquisition, North Pacific completed a private placement and received $2,004,000 as a result of the sale of 16,700,000 common shares of the Company to Crew.

     In addition, Crew completed the purchase of 10,030,823 common shares of North Pacific from the son of the former Chairman of the Company for consideration of $1,203,699. The Company then issued a dividend of approximately 6,400,000 shares of NPGP, being one share of NPGP for each 20 shares held of Crew. At June 30, 2002, the company held 86.8% of NPGP's common shares. Of the shares received by Crew, 117,679,381 have been placed in a surplus escrow pursuant to the Policies of the Canadian Venture Exchange.
     The Company believes that the latest results support Meager Creek as a promising geothermal project. Several existing geothermal operators that have reviewed the project and the technical data have expressed interest for a possible participation in the project. Crew is actively seeking an industrial partner within the energy sector to support the further development of the project.

ASIA PACIFIC RESOURCES:

     During the year Asia Pacific completed a financial restructuring which included a conversion of all of its outstanding debentures to common shares and the issuance of additional common shares through private placements. As part of the restructuring agreed to by Crew's previous management, the Company invested an additional $5.0 million into Asia Pacific Resources Ltd. As part of the restructuring and the conversion of the debentures, Olympus Capital, became the controlling shareholder. Concurrently, Asia Pacific appointed a new Board and management. Due to the dilution of its interest and the prolonged period in which there had been a substantial decline in the value of Asia Pacific shares, the Company determined that an indication of an impairment had occurred and recorded a provision for loss in value of the investment of $19,593,056.

MINDORO NICKEL PROJECT:

     In July 2001 the MPSA was cancelled unexpectedly by the new administration without due process. Crew has appealed the cancellation to the Office of the President and has suspended work on the project, but the Company is convinced that there is no basis for the cancellation of the MPSA, and has taken steps to re-establish the tenure. No further development work will be completed until the MPSA has been reinstated. The Pamplona sulphur project was historically only seen as a cost effective way of supplying sulphuric acid to the Mindoro Nickel project. The Philippines import substantial volumes of sulphur and sulphuric acid to the nickel production and fertilizer production industries. The Company is now investigating how the deposit can be brought into production as a stand alone project.

RESULTS OF OPERATIONS

The results of operations for the year in summary, compared with fiscal 2001, were as follows:

In thousands (all figures expressed in Canadian dollars)

Year ended                                          June 30, 2002  June 30, 2001
--------------------------------------------------------------------------------
Revenues                                                $ 111,731     $  79,702
Cost of revenues (and amortization
  of mining assets)                                       (91,534)      (70,494)
Head office interest and other income                       1,832            23
Administrative costs
  (excluding African operations)                          (10,100)       (6,599)
Administrative costs - African operations                 (11,167)       (6,402)
--------------------------------------------------------------------------------
Income (Loss) before the undernoted:                          762        (3,770)
Loss (gain) on investment in Metorex Limited               (8,037)        3,541
Provision for impairment of
  Chibuluma South Mine                                     (8,451)         --
Provision for impairment of investment in
  Asia Pacific Resources (net of future
    income tax recovery of $1,545)                        (18,048)         --
Provision for impairment of other mineral
  property interests (net of future income
    tax recovery of $1,109)                                (3,901)         --
Loss on dilution of interest in geothermal asset           (1,503)         --
Costs related to Mindoro Nickel Project                    (1,573)         --
Provision for decline in value of investment
  in Mindoro (net of future income
    tax recovery of $7,969)                                  --         (26,055)
--------------------------------------------------------------------------------
Net loss for the year                                   $ (40,751)    $ (26,284)
--------------------------------------------------------------------------------

     For the year ended June 30, 2002, the Company incurred a net loss of $40.7 million ($0.31 per share), compared with a net loss of $26.3 million ($0.26 per share) for the year ended June 30, 2001, on mineral sales of $111.7 million ($79.7 million in 2001).
     The principal reason for the increase in mineral sales, cost of mineral sales and amortization, as compared with 2001, is that the results of operations of Metorex have been consolidated for the 10 months ended April 30, 2002. The results for the previous year include consolidated results for 7 months (December 1, 2000 ae June 30, 2001).
     Operating performance of the Metorex group improved during the second half of the fiscal year, assisted by generally improved commodity prices and continued weakness of the South African Rand against the US Dollar
     Included above in inhead office interest and other incomelt for the year is a realized foreign exchange gain of approximately $1,634,000 (2001 aeloss of $800,000) on Norwegian kroner held at June 30, 2002.
     Included in the loss for the year is a provision for impairment of the Company's long-term investment in Asia Pacific Resources Ltd. (i.Asia Pacificl.) in the amount of $18,048,177 net of future income tax recovery of $1,544,879 (2001 ae Nil). Due to continued weakness in Asia Pacific's stock price the Company determined that this impairment was other than temporary and as a result recognized a provision for loss on this investment. Also included in the loss for the year is a provision for impairment of other mineral property interest relating to the Roros project of $3,900,793, net of a future income tax recovery of $ 1,109,085 (2001- Nil). Due to current depressed zinc and copper prices the Company decided to suspend further exploration activities and therefore has written down the value of this project.
     During the year ended June 30, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857 (2001 ae Nil). On April 24, 2002, Metorex issued 18.1 million shares to other shareholders; this transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Company incurring a loss on dilution of its investment of $1,133,928. On April 26, 2002, the Company disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479, (2001 aeNil). The company had equity earnings in Metorex from May 1, 2002 to June 30, 2002 of $1,549,819 (2001 ae July 1- November 2000 ae
$3,540,665). At June 30, 2002, the Company recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex.
     Administrative costs (excluding African operations) increased from $6.6 million in 2001, to $10.1 million in 2002. Included in the current years administrative costs were substantial non-recurring expenses in the period related to changes to the board of directors and senior management. Professional fees include $810,000 (2001- Nil) of non- recurring professional fees related to the proxy contest and related litigation for control of the board of directors. Included in the professional fees are 222,000 (2001- Nil) of advisory fees related to corporate tax planning for the Company and its subsidiaries. Administration, office and general expenses include $1,592,000 (2001- Nil) of non-recurring contract termination payments to former officers and directors of the Company and consulting and non-recurring engagement fees payable to the Company's senior management.

LIQUIDITY AND CAPITAL RESOURCES

     During the year the Company used $ 7.0 million in cash from operating activities. The net loss of $40.7 million included amortization of $4.4 million, and Non-controlling interest of $1.6 million. Our net loss included a non-cash provision for impairment of investment in Asia Pacific Resources of $19.6 million; a provision for impairment of other mineral property interests of $5.0 million; a provision for impairment of Chibuluma South Mine of $8.5 million; a loss on investment in Metorex of $ 8.0 million; a release in future income taxes related to the provisions above of $4.2 million, unrealized foreign exchange loss of $682,881 and a gain on sale of assets of $431,480. With respect to the changes in working capital, the primary use of cash was due to a decrease in accounts payable of $6.7 million and an increase in inventory of $ 1.6 million. The majority of the movement in accounts payable and all of the movement in inventory incurred in Metorex.

MANAGEMENT'S DISCUSSION (CON'T)

     The Company's cash position at June 30, 2002 was $4.4 million (2001 - $40.1 million, of which $14.2 million was held by Metorex). As at June 30, 2002, Crew had total assets of $84 million (2001 - $225 million) and shareholders' equity of $74 million (2001 - $107 million).
     Working capital at June 30, 2002 amounted to $4.4 million, (June 30, 2001 - $28.8 million, of which $5.7million arises on consolidation of Metorex).
     The Company issued a total of 10,158,101 shares during the year for gross proceeds of $ 3,758,497, ($ 3,364,032 net of issue costs). The Company also issued 3,750,000 warrants to purchase 3,750,000 shares of the Company for cash consideration of $275,250.
     During the year the Company disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040. Subsequent to the year ended, on October 22, 2002, the Company sold an additional 28,208,412 (or 28.2 million) shares of Metorex for cash proceeds of $12,656,698. The proceeds from the sale of Metorex shares will be used for working capital, further exploration of existing projects and in line with Crew's new strategy to acquire and hold assets directly and focus mainly on precious metals.
     During the year, a total of $8.7 million was invested in advancing the Company's exploration and development properties, of which $8.5 million was spent in developing the Nalunaq gold project to the stage where, the bankable feasibility study, which commenced in November 2001, was competed in August 2002.
     In addition, $1.6 million was invested in advancing the Mindoro nickel project in the first quarter ended September 30, 2001. The majority of the costs relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities related to the project, following the cancellation of the Company's licence to develop a significant portion of this project in July 2001. Effective April 2002, the company has withdrawn all activities and temporarily placed the Mindoro Nickel project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Company's appeal to reinstate the MPSA.
     During fiscal 2002, mining property, plant and equipment was acquired in the amount of $14.6 million (2001 - $18.4 million), primarily relating to Chibuluma and O'Okiep Copper mining company, which are subsidiaries of Metorex. The capital expenditures for Chibuluma South were largely incurred on pre-production expenditure and the final commissioning of the Chibuluma South plant. The Chibuluma South plant was placed on a care and maintenance basis due to the deterioration in the copper price and high operating and treatment costs. During the year focus was placed on the construction of the O'Okiep Slag Dump Retreatment Concentrator. The capital expenditure on the concentrator construction was partially financed by in increase in long-term debt, in the amount of $ 3.8million.
     During the year, Asia Pacific Resources completed a financial restructuring which included the conversion of all of its outstanding debentures to common shares and the issuance of additional common shares through private placements. As part of the restructuring, due to commitments entered into by former management, on October 8, 2001, the Company invested an additional $5.0 million into Asia Pacific Resources Ltd. Due to the dilution of its interest and a substantial decline in value of Asia Pacific, the Company determined that an impairment had occurred and wrote down its investment to market value at June 30, 2002, and recorded a provision for loss in value of investment of $19,593,056.
     In April 2002, the Company's interest in Metorex was reduced from 53% to 41% through the sale of shares and a concurrent private placement by Metorex with other shareholders. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment and commenced recording its investment in Metorex Limited using the equity method, effective May 1, 2002. As a result the investments in Property, Plant and Equipment for the current year represent the assets directly held by the Company. In comparison at June 30, 2001, primarily all of the Company's investments in Property, Plant and Equipment and Rehabilitation Trust Funds, as well as Long-Term Debt, Provisions, Employee Future Benefits and Non-Controlling Interest, result from the consolidation of Metorex.
     The Company remains debt free, the debt financing of the Nalunaq Gold project has been secured through a USD$ 8 million, term sheet from Standard Bank London Ltd., since the project could now support a 100% debt financing. The Nalunaq debt financing is independent of the Company and will not impact the company's liquidity.



AUDITOR'S REPORT


JUNE 30, 2002 AND 2001

TO THE SHAREHOLDERS OF
CREW DEVELOPMENT CORPORATION

We have audited the consolidated balance sheets of Crew Development Corporation as at June 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
September 12, 2002 (except for Note 23 which is as of October 22, 2002)

CREW DEVELOPMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

As at June 30

(Expressed in Canadian dollars)
                                                       2002             2001
--------------------------------------------------------------------------------
ASSETS
CURRENT
  Cash                                           $   4,376,481    $  40,156,933
  Accounts receivable (Note 3)                         198,812       23,396,808
  Inventories (Note 4)                                    --          8,693,470
  Prepaid expenses                                     250,389          295,823
  Due from Metorex Limited (Note 23)                 2,263,232             --
  Future income taxes (Note 13)                           --          1,044,899
--------------------------------------------------------------------------------
                                                     7,088,914       73,587,933

NALUNAQ MINERAL PROPERTY INTEREST (Note 5)          34,460,247       25,994,352
INVESTMENT IN METOREX LIMITED (Note 6)              28,809,532             --
GEOTHERMAL PROJECT (Note 7)                          2,613,596          249,853
INVESTMENT IN ASIA PACIFIC RESOURCES (Note 8)        4,950,000       19,543,056
PROPERTY, PLANT AND EQUIPMENT (Note 9)                 891,347       93,512,669
OTHER MINERAL PROPERTY INTERESTS (Note 10)           3,245,298        8,106,818
REHABILITATION TRUST FUND (Note 18)                       --          3,763,882
OTHER                                                   27,000          396,723
--------------------------------------------------------------------------------
                                                 $  82,085,934    $ 225,155,286
--------------------------------------------------------------------------------
LIABILITIES

CURRENT
  Bank indebtedness (Note 11)                    $        --      $   1,361,120
  Accounts payable and accrued liabilities           2,648,712       29,584,363
  Income taxes payable                                    --          2,567,968
  Current portion of long-term debt (Note 12)             --          7,748,460
  Current portion of provisions (Note 14)                 --          3,482,998
--------------------------------------------------------------------------------
                                                     2,648,712       44,744,909

LONG-TERM DEBT (Note 12)                                  --         10,484,144
FUTURE INCOME TAXES (Note 13)                        3,338,484       16,412,842
PROVISIONS (Note 14)                                      --          6,453,365
EMPLOYEE FUTURE BENEFITS                                  --          2,781,730
NON-CONTROLLING INTEREST                             2,324,649       36,995,376
--------------------------------------------------------------------------------
                                                     8,311,845      117,872,366
--------------------------------------------------------------------------------
SHAREHOLDERS'EQUITY
Share capital (Note 15)                            160,114,934      156,750,902
Share purchase warrants (Note 15 (g))                  275,250             --
Deficit                                            (83,846,598)     (42,697,223)
Cumulative translation adjustment (Note 16)         (2,769,497)      (6,770,759)
--------------------------------------------------------------------------------
                                                    73,774,089      107,282,920
--------------------------------------------------------------------------------
                                                 $  82,085,934    $ 225,155,286
--------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 17 and 18)

ON BEHALF OF THE BOARD:

/s Jan Vestrum                                  /s/ Cam Belsher
Jan Vestrum, Director                           Cam Belsher, Director

See accompanying Notes to the Consolidated Financial Statements.


CREW DEVELOPMENT CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


For the years ended June 30,

(Expressed in Canadian dollars)

                                                                                   2002              2001
-------------------------------------------------------------------------------------------------------------
MINERAL SALES                                                                 $ 111,730,701    $  79,702,138
DIRECT COSTS OF MINERAL SALES                                                   (87,425,868)     (66,508,590)
AMORTIZATION                                                                     (4,108,590)      (3,985,344)
-------------------------------------------------------------------------------------------------------------
                                                                                 20,196,243        9,208,204
-------------------------------------------------------------------------------------------------------------
EXPENSES
  Administration, office and general                                            (13,798,260)      (8,132,725)
  Amortization                                                                     (242,525)         (83,138)
  Interest                                                                       (1,530,963)        (634,274)
  Professional fees                                                              (1,857,503)        (795,648)
-------------------------------------------------------------------------------------------------------------
                                                                                (17,429,251)      (9,645,785)
-------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
  (Loss) gain on investment in Metorex Limited (Note 6 (d))                      (8,036,773)       3,540,665
  Provision for impairment of Chibuluna South Mine (Note 6 (b))                  (8,450,857)            --
  Loss on dilution of interest in geothermal asset (Note 7)                      (1,503,055)            --
  Provision for impairment of investment in Asia Pacific Resources (Note 8)     (19,593,056)            --
  Provision for decline in value of investment in Mindoro Nickel
    Project (Note 10)                                                                  --        (34,024,132)
  Costs related to Mindoro Nickel Project (Note 10)                              (1,572,585)            --
  Provision for impairment of other mineral property interests (Note 10)         (5,009,878)            --
  Foreign exchange gain (loss)                                                      736,095       (1,043,032)
  Gain on sale of other assets                                                      431,480          211,113
  Interest and other income                                                       1,726,067        4,225,236
-------------------------------------------------------------------------------------------------------------
                                                                                (41,272,562)     (27,090,150)
-------------------------------------------------------------------------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES AND
   NON-CONTROLLING INTEREST                                                     (38,505,570)     (27,527,731)
-------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES (Note 13)
  Current                                                                         4,875,053        3,151,223
  Future                                                                         (4,228,918)      (7,499,169)
-------------------------------------------------------------------------------------------------------------
                                                                                    646,135       (4,347,946)
-------------------------------------------------------------------------------------------------------------
LOSS BEFORE NON-CONTROLLING INTEREST                                            (39,151,705)     (23,179,785)
NON-CONTROLLING INTEREST                                                         (1,598,984)      (3,103,752)
-------------------------------------------------------------------------------------------------------------
NET LOSS                                                                        (40,750,689)     (26,283,537)
DEFICIT, BEGINNING OF YEAR                                                      (42,697,223)     (16,413,686)
DIVIDEND (Note 7)                                                                  (228,284)            --
NET LIABILITIES ACQUIRED ON REVERSE TAKEOVER
   OF NORTH PACIFIC GEOPOWER CORP. (Note 7)                                        (170,402)            --
-------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                          $ (83,846,598)   $ (42,697,223)
-------------------------------------------------------------------------------------------------------------

LOSS PER SHARE - BASIC AND DILUTED                                            $       (0.31)   $       (0.26)
-------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                   131,790,183      101,708,357
-------------------------------------------------------------------------------------------------------------

See accompanying Notes to the Consolidated Financial Statements.
                                                                                                          21




CREW DEVELOPMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,

(Expressed in Canadian dollars)
                                                                                 2002             2001
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net loss                                                                   $(40,750,689)   $(26,283,537)
  Add (deduct) items not affecting cash:
    Amortization                                                                4,351,115       4,068,482
    Loss (gain) on investment in Metorex                                        8,036,773      (3,540,665)
    Provision for impairment of Chibuluna South Mine                            8,450,857            --
    Provision for decline in value of investment in Mindoro Nickel Project           --        34,024,132
    Provision for impairment of investment in Asia Pacific                     19,593,056            --
    Provision for impairment of other mineral property interests                5,009,878            --
    Gain on sale of other assets                                                 (431,480)       (211,113)
    Foreign exchange loss                                                         682,881       1,043,032
    Future income taxes                                                        (4,228,918)     (7,499,169)
    Dividends received from associated companies                                     --           805,454
    Non-controlling interest                                                    1,598,984       3,103,752
    Other                                                                        (560,823)           --
  Change in non-cash operating working capital items (Note 19 (a))             (8,801,059)     (1,609,007)
----------------------------------------------------------------------------------------------------------
                                                                               (7,049,425)      3,901,361
----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issuance of common shares                                                   3,364,032      42,920,892
    Issuance of share purchase warrants                                           275,250            --
    Repayments of amount due from Metorex Limited                                 797,419            --
    Dividends paid                                                                (98,666)           --
    Increase in long-term debt                                                  5,011,805      11,152,116
    Paid to non-controlling interest                                           (1,670,765)     (1,100,553)
----------------------------------------------------------------------------------------------------------
                                                                                7,679,075      52,972,455
----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Acquisition of Metorex, net of cash acquired (Note 6)                            --         3,718,938
    Acquisition of Nalunaq, net of cash acquired (Note 5)                            --            51,605
    Proceeds on disposal of interest in Metorex (Note 6 (d) (iii))              2,969,040            --
    Reduction of cash on de-consolidation of Metorex (Note 6 (c))              (8,071,066)           --
    Investment in Asia Pacific Resources (Note 7)                              (5,000,000)     (2,974,947)
    Expenditures on geothermal project                                         (2,493,362)       (249,853)
    Acquisition of property, plant and equipment                              (14,607,230)    (18,086,429)
    Expenditures on Nalunaq mineral property interest                          (8,465,895)     (8,099,734)
    Expenditures on other mineral property interests                             (224,225)     (4,449,617)
    Proceeds on disposition of capital assets                                     843,756         207,566
----------------------------------------------------------------------------------------------------------
                                                                              (35,048,982)    (29,882,471)
----------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) INFLOW                                                     (34,419,332)     26,991,345
CASH POSITION, BEGINNING OF YEAR                                               38,795,813      11,804,468
----------------------------------------------------------------------------------------------------------
CASH POSITION, END OF YEAR                                                   $  4,376,481    $ 38,795,813
----------------------------------------------------------------------------------------------------------

REPRESENTED BY:
    Cash                                                                     $  4,376,481    $ 40,156,933
    Bank indebtedness                                                                --        (1,361,120)
----------------------------------------------------------------------------------------------------------
                                                                             $  4,376,481    $ 38,795,813
----------------------------------------------------------------------------------------------------------

SEE NOTE 19 (b) FOR SUPPLEMENTAL CASH FLOW INFORMATION.

See accompanying Notes to the Consolidated Financial Statements.

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)

1.   NATURE OF OPERATIONS

     Crew Development Corporation ("Crewl" or the "Company") is an international mining exploration, development and operating company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew controls four development projects in Canada, Greenland, Norway and the Philippines. The Company's shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in these consolidated financial statements are as follows:

     (a)  Basis of consolidation

          The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at June 30, 2002 are as follows:

           Subsidiary % interest
           -----------------------------------------------------------
           Nalunaq I/S (Greenland) ("Nalunaq")                     82%
           Crew Norway AS (formerly Mindex ASA)                   100%
           North Pacific Geopower Corp. (Canada)                 86.8%

          The Company's investment in Nalunaq was subject to joint control, and was therefore proportionately consolidated, until June 2001 when the Company acquired effective control of this entity (see Note 5). Effective June 5, 2001, the results of operations and assets and liabilities of Nalunaq have been consolidated with the accounts of the Company.

          The Company's investment in Metorex Limited ("Metorex") was recorded using the equity method until November 24, 2000, on which date the Company increased its interest to 52% and acquired control of Metorex. The Company then consolidated the results of operations and financial position of Metorex, until its interest was reduced to 41.4% on April 30, 2002, at which time the Company reverted back to the equity method (see Note 6).

     (b)  Use of estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

     (c)  Revenue recognition

          Revenue from mineral sales is based on the value of minerals sold, excluding value added tax, and is recognized at the time that mineral ore is delivered to the customer, risks of ownership have passed and collectability is reasonably assured.

     (d)  Foreign currency translation

          For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings.

          For operations considered self-sustaining, foreign currency assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the fiscal period. The resulting exchange gains and losses are accumulated in a separate component of shareholders' equity until there has been a realized reduction in the net investment in such operations.

     (e)  Cash

          Cash includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

     (f)  Inventories

          Consumable supplies are valued at the lower of cost, determined on an average basis, and estimated net realizable value. Mineral stocks are valued at the lower of average cost and estimated net realizable value. Costs include direct mining costs and mine overheads.

     (g)  Investments

          Investments in companies 20% to 50% owned, where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the company's earnings or losses is included in operations and its investments therein is adjusted by a like amount. Dividends received are credited to the investment accounts.

          Other investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

          Provisions for impairment of investments are made, where necessary, to recognize other than temporary declines in value.

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (con't)

     (h)  Property, plant and equipment

          Mining assets, including mine development costs, mineral and surface rights and mine plant facilities are recorded at cost and amortized on a units of production method based on estimated proved and probable ore reserves or, where such information is not available, a straight-line basis using management's estimates subject to a maximum mine life of 20 years. Other mining assets are depreciated on a straight-line or diminishing balance basis over their estimated useful lives.

          Details of the method and estimated useful lives are as follows:

          Land, rights and buildings       - unit of production or straight line
                                             basis over periods from 3-20 years
          Plant and  equipment             - unit of production or straight line
                                             basis over periods from 3-20 years
          Vehicles                         - straight line basis over 5 years
          Office equipment,
          furniture and fixtures           - diminishing balance basis at annual
                                             rates of between 20% and 30%

          Management reviews the carrying values of its mining property, plant and equipment on a regular basis, primarily by reference to estimated future operating results and undiscounted net cash flows. When the carrying values of these assets exceed their estimated net recoverable amounts, an impairment provision is made for the other than temporary decline in value.

     (i)  Mineral property interests

          All costs related to the acquisition and exploration of mineral properties are capitalized until either commercial production is established or a property is abandoned. At that time, such costs will either be amortized on a systematic basis over the estimated productive life of the property or charged to earnings. The Company reviews the carrying value of each property on a regular basis. This review generally is made by reference to the timing of exploration work, work programs proposed and the exploration results achieved by the Company and others. When the carrying value of a property is estimated to exceed its net recoverable amount, provision is made for the decline in value.

          The carrying value of mineral property interests represent costs incurred to date and do not reflect present or future values. The Company is in the process of exploring the other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

     (j)  Income taxes

          Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

     (k)  Stock options

          The Company provides options to directors, officers and employees to buy shares of the Company, thereby allowing them the opportunity to participate in the progress of the Company. No compensation expense is recognized when the stock options are granted or exercised. Any consideration received by the Company on the exercise of stock options is credited to share capital. If the stock options are repurchased by the Company, the consideration paid would be charged to the deficit.

     (l)  Earnings (loss) per share

          Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants, and are excluded from the computation if their effect is antidilutive.

     (m)  Provision for environmental rehabilitation and closure costs

          Long-term  environmental  and  closure  obligations  are  based on the
          Company's    environmental   plans,   in   compliance   with   current
          environmental and regulatory requirements.

          Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances as a result of operations are capitalized and amortized over the remaining lives of the mines.

          The estimated costs of rehabilitation or closure are reviewed annually and adjusted as appropriate for changes in legislation or technology. Cost estimates are not reduced by the potential proceeds from the sale of assets in view of the uncertainty of estimating the potential future proceeds.

     (n)  Comparative figures

          Certain of the comparative figures have been reclassified to conform with the current year's presentation.

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)


3.   ACCOUNTS RECEIVABLE

                                                      2002             2001
      -------------------------------------------------------------------------
      Trade                                     $      --           $14,469,064
      Other                                         198,812           8,927,744
      -------------------------------------------------------------------------
                                                $   198,812         $23,396,808
      -------------------------------------------------------------------------

4.   INVENTORIES

                                                      2002             2001
      -------------------------------------------------------------------------
      Consumable supplies                          $     --         $3,898,865
      Mineral stocks                                     --          4,794,605
      -------------------------------------------------------------------------
                                                   $     --         $8,693,470
      -------------------------------------------------------------------------

5.   NALUNAQ MINERAL PROPERTY INTEREST

     The following table shows the continuity of the Nalunaq mineral property interest during the years ended June 30:

                                                        2002             2001
      -------------------------------------------------------------------------
      Balance, beginning of year                     $25,994,352   $16,407,132
      Acquisition of interest                              --        1,487,486
      Expenditures incurred during the year            8,465,895     8,099,734
      -------------------------------------------------------------------------
      Balance, end of year                           $34,460,247   $25,994,352
      -------------------------------------------------------------------------

     During the year ended June 30, 2000, the Company acquired a 57% interest in the Nalunaq I/S joint venture whose principal asset is a gold development project located in Greenland.

     During the year ended June 30, 2001, the Company increased its interest in Nalunaq to 67% through additional capital contributions. On June 5, 2001, pursuant to an agreement with the joint venture partner, the Company increased its interest to 82% for no additional cash consideration and obtained operational control of the investment in exchange for various commitments including an agreement to fully fund future development until completion of a final feasibility study. This feasibility study was completed in August 2002.

     The acquisition of the additional interest in Nalunaq has been accounted for using the purchase method of accounting with the effect that the Company consolidated the assets, liabilities and results of operations of Nalunaq from June 5, 2001. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at June 5, 2001 as follows:

      Assets acquired
         Current assets (including cash of $51,605)                 $   156,379
         Mining property and equipment                               25,395,539
      --------------------------------------------------------------------------
                                                                     25,551,918
      --------------------------------------------------------------------------
      Liabilities  acquired
         Current  liabilities                                         1,882,709
         Non-controlling  interest                                    2,171,957
      --------------------------------------------------------------------------
                                                                      4,054,666
      --------------------------------------------------------------------------
      Net assets                                                     21,497,252
      Less: Crew's existing investment in Nalunaq                    21,497,252
      --------------------------------------------------------------------------
      Cash consideration                                            $      --
      --------------------------------------------------------------------------

     Prior to June 5, 2001, the Company had proportionately consolidated its interest in Nalunaq. These financial statements include the following income, expenses and cash flows related to the proportionate consolidation of Nalunaq:

                                                    2002              2001
      --------------------------------------------------------------------------
      Interest  and other  income                $      --      $        360
      Expenses                                          --           (62,498)
      --------------------------------------------------------------------------
      Net loss                                   $      --      $    (62,138)
      --------------------------------------------------------------------------
      Cash flows from  operating  activities     $      --      $    439,016
      Cash flows from  investing activities             --        (7,115,332)
      Cash flows from financing  activities             --         6,006,572
                                                 $      --      $   (669,744)
      --------------------------------------------------------------------------

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)

6.   INVESTMENT IN METOREX LIMITED

     A continuity of the investment in Metorex for the two years ended June 30, 2002 is as follows:

    Balance, June 30, 2000                                         $ 27,120,223
    Equity  earnings from  investment in Metorex (Note 6 (d))         3,540,665
    Translation adjustment                                               53,576
    Additional  investment (Note 6 (a))                               9,924,287
    Adjustment to reflect  consolidation of investment (Note 6 (a)) (40,638,751)
     ---------------------------------------------------------------------------
    Balance, June 30, 2001                                                 --
    Adjustment  to reflect  de-consolidation  of investment on
       April 30, 2002 (Note 6 (c))                                   39,815,345
    Dilution loss (Note 6 (d) (ii))                                  (1,133,928)
    Disposal of investment (Note 6 (d) (iii))                        (4,040,519)
    Equity earnings from investment (Note 6 (d) (i))                  1,549,819
    Provision for  impairment of investment  (Note 6 (d) (iv))       (7,381,185)
    ---------------------------------------------------------------------------
    Balance, June 30, 2002                                         $ 28,809,532
    ---------------------------------------------------------------------------

     (a) Effective March 1, 1997, the Company acquired a 50% interest in Metorex (Proprietary) Limited, a South African company owning shares in, and providing strategic direction to, operating companies mining gold, coal and base metals. The Company's interest was structured to obtain joint control, and accordingly the investment was recorded on a proportionate consolidation basis.

          As a result of a consolidation of interests, which closed on December 6, 1999, the Company's joint control over Metorex (Proprietary) Limited ceased and its previous 50% interest was replaced by a 41% interest in Consolidated Murchison Ltd. (now renamed ieMetorex Limitedlx), an affiliated company listed on the London and Johannesburg Stock Exchanges. As a result of this loss of joint control, the Company ceased to proportionately consolidate its investment in Metorex Limited and commenced recording this investment using the equity method, effective January 1, 2000.

          During November 2000, the Company increased its interest in Metorex from 41% to 52% through the acquisition of an additional 11% from existing shareholders. The acquisition has been accounted for using the purchase method of accounting and the financial position and results of operations of Metorex were consolidated from November 24, 2000. At June 30, 2001, the Company held a 53% interest in Metorex.

          The acquisition of Metorex on November 24, 2000 was accounted using the purchase method of accounting. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at the dates of acquisition as follows:


      Assets acquired
         Current assets (including cash of $13,643,225)           $ 43,731,919
         Mining  properties, plant  and  equipment                  82,524,795
      -------------------------------------------------------------------------
                                                                   126,256,714
      Liabilities  acquired
         Current liabilities                                        33,225,636
         Long-term obligations                                      19,142,893
         Non-controlling interest in  subsidiaries  of  Metorex      3,178,394
      -------------------------------------------------------------------------
                                                                    55,546,923
      -------------------------------------------------------------------------
      Net  assets                                                   70,709,791
      Non-controlling  interest in Metorex                          30,071,040
      -------------------------------------------------------------------------
      Crew's investment in Metorex                                  40,638,751
      Crew's  existing  investment in Metorex  immediately
         prior to the date of acquisition                           30,714,464
      -------------------------------------------------------------------------
      Cash consideration                                          $  9,924,287
      -------------------------------------------------------------------------

     (b) During the year ended June 30, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857.

     (c) In April 2002, the Company's interest in Metorex was reduced from 53% to 41% through the sale of shares and a concurrent private placement by Metorex with other shareholders. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment effective April 30, 2002 and commenced recording its investment in Metorex Limited using the equity method, effective May 1, 2002.

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)

6. INVESTMENT IN METOREX LIMITED (con't)

     (d) The (loss) gain on the Company's investment in Metorex during the period it was accounted for using the equity method during the years ended June 30, 2002 and 2001 consists of the following:

                                                        2002            2001
      --------------------------------------------------------------------------
      Equity earnings from  investment (i)          $ 1,549,819    $ 3,540,665
      Dilution loss (ii)                             (1,133,928)          --
      Loss on disposal of interest  (iii)            (1,071,479)          --
      Provision for impairment of investment (iv)    (7,381,185)          --
      --------------------------------------------------------------------------
                                                    $(8,036,773)   $ 3,540,665
      --------------------------------------------------------------------------

     (i) The equity earnings for the year ended June 30, 2002 represent the Company's proportionate share of Metorex's net earnings from May 1, 2002 to June 30, 2002. The equity earnings for the year ended June 30, 2001 represent the Company's proportionate share of Metorex's net earnings from July 1, 2000 to November 24, 2000.

     (ii) In a private placement completed on April 24, 2002, Metorex issued 18,100,000 shares to other shareholders for proceeds of $8,515,978. This transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Company incurring a loss on dilution of its investment of $1,133,928.

     (iii)On April 26, 2002, the Company disposed of 6,500,000 shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479. This disposal reduced the Company's interest in Metorex from 46% to 41%.

     (iv) As at June 30, 2002, management determined that the Company's investment in Metorex had experienced a permanent decline in value and that this decline related to the assets and operations of Metorex. As a result the Company recorded a provision for impairment of $7,381,185.

     (e) The following is a summary of the assets, liabilities and results of operations of Metorex Limited prepared according to International Accounting Standards and converted from South African Rand ("Rand") to Canadian Dollars ("CDN") using the exchange rate at June 30, 2002 and 2001 of Rand 0.147 to CDN$1 and Rand 0.188 to CDN$1, respectively.

                                                            2002           2001
      ----------------------------------------------------------------------------
      Current assets                                   $ 39,832,149   $ 45,604,288
      Producing mining property, plant and equipment     70,561,617     79,472,488
      Other assets                                        8,259,930     19,090,460
      ----------------------------------------------------------------------------
                                                        118,653,696    144,167,236
      ----------------------------------------------------------------------------
      Current liabilities                                28,655,886     38,387,532
      Long-term debt                                     12,481,329     12,818,028
      Other liabilities                                  17,598,399     23,394,344
      ----------------------------------------------------------------------------
                                                         58,735,614     74,599,904
      ----------------------------------------------------------------------------
      Net shareholders'equity                          $ 59,918,082   $ 69,567,332
      ----------------------------------------------------------------------------

      Results of operations and cash flows for the years ended June 30:

                                                       2002             2001
      --------------------------------------------------------------------------
      Mineral sales                              $ 120,587,775    $ 135,408,504
      Cost of sales                                103,975,746      113,593,548
      --------------------------------------------------------------------------
                                                    16,612,029       21,814,956
      Other  income  (expenses)                    (20,986,749)        (522,640)
      Provision  for income  taxes                    (982,842)      (4,638,900)
      --------------------------------------------------------------------------
      Net (loss) income                          $  (5,357,562)   $  16,653,416
      --------------------------------------------------------------------------
      Cash flows from  operating  activities     $   3,159,618    $  21,769,084
      Cash flows from  investing activities        (13,826,967)     (28,569,608)
      Cash  flows  from  financing  activities      11,636,667       14,730,928
      --------------------------------------------------------------------------
                                                 $     969,318    $   7,930,404
      --------------------------------------------------------------------------

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)

7.   GEOTHERMAL PROJECT

     Effective November 22, 2001, South Crofty Holdings Ltd. (now renamed North Pacific Geopower Corp., "NPGP") acquired all of the issued and outstanding common shares of Meager Creek Development Corporation ("MCDC") from the Company in exchange for 97,378,558 common shares (or 82%) of NPGP's common shares. MCDC held a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum Resources relating to the geothermal site. The licence of occupation and the geothermal lease expire December 17, 2017.

     This business combination has been accounted for as a reverse takeover using the purchase method of accounting with the Company identified as the acquirer and NPGP being the acquiree. The results of operations of NPGP have been consolidated from November 22, 2001, being the date that the Company obtained control. The fair value of the net liabilities of NPGP assumed by the Company at November 22, 2001 of $170,402 was recorded as a charge to deficit.

     Concurrent with the reverse takeover, the Company acquired 10,030,823 shares of NPGP from the son of the former chairman of the Company for cash consideration of $1,203,699. The net effect of the reverse takeover and concurrent acquisition of 10,030,823 shares of NPGP was the acquisition of NPGP and the dilution of the Company's interest in the Meager Creek property. The Company subsequently participated in a private placement for 16,700,000 shares of NPGP for cash consideration of $2,004,000 which had the effect of further increasing its interest to 91%. As a result of these transactions, the Company has recorded a loss on dilution of geothermal asset of $1,503,055, which includes the $1,203,699 of cash paid to the related party.

     The Company then issued a dividend of approximately 6,400,000 shares of NPGP, being one share of NPGP for each 20 shares held of Crew. The accounting value of the dividend of $228,284 was determined based on the carrying value of the NPGP shares at that time and included the amount of the dividend withholding taxes which the Company paid on behalf of foreign shareholders.

     At June 30, 2002, the Company owned 86.8% of NPGP's common shares.

8.   INVESTMENT IN ASIA PACIFIC RESOURCES

     At June 30, 2002, the Company holds approximately 7% (2001 - 13%) of Asia Pacific Resources Ltd. ("APR") with a carrying value of $4,950,000 (2001 - $19,543,056) as a long-term investment. During the year, Asia Pacific completed a financial restructuring which included the conversion of all of its outstanding debentures into common shares and the issuance of additional common shares through private placements. As part of this restructuring, due to commitments entered into on October 8, 2001, the Company invested an additional $5 million into Asia Pacific. Due to the dilution of its interest as a result of the debenture conversion during 2002 and the prolonged period in which there had been a substantial decline in value of Asia Pacific shares, the Company determined that an indication of impairment had occurred and recorded a provision for loss in value of the investment of $19,593,056.

9.   PROPERTY, PLANT AND EQUIPMENT

                                                            2002                       2001
      -------------------------------------------------------------------------------------
                                                     Accumulated     Net Book      Net Book
                                             Cost   Amortization        Value         Value
      -------------------------------------------------------------------------------------
      Producing mining assets
         Land, rights and buildings   $      --     $      --     $      --     $58,813,519
         Plant and equipment                 --            --            --       7,605,031
         Capital work in progress            --            --            --      25,814,211
      Land and buildings                  180,175        10,857       169,318       172,935
      Exploration equipment               520,229       366,795       153,434       257,154
      Vehicles                             18,292        16,016         2,276        13,272
      Office and equipment,
         furniture and fixtures           925,268       358,949       566,319       836,547
      -------------------------------------------------------------------------------------
                                      $ 1,643,964   $   752,617   $   891,347   $93,512,669
      -------------------------------------------------------------------------------------

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)

10.  OTHER MINERAL PROPERTY INTERESTS

     The carrying value of other mineral property interests includes acquisition costs and deferred exploration expenditures relating to properties in which mining of an ore reserve has not commenced. Details are as follows:

                                                                       2002            2001
    ----------------------------------------------------------------------------------------
    Other  mineral  property  interests,  beginning of year    $  8,106,818    $ 37,681,333
    Acquisition  of exploration  and  development  properties          --            54,720
    Expenditures incurred during the year                           224,225       4,394,897
    Provision for impairment in value of Roros  Project          (4,688,918)           --
    Provision  for  impairment  of other  properties               (320,960)           --
    Provision  for decline in value of  investment
    in Mindoro  Nickel Project                                         --       (34,024,132)
    Metorex  development  properties no longer  consolidated        (75,867)           --
    ----------------------------------------------------------------------------------------
    Other mineral property interests, end of year              $  3,245,298    $  8,106,818
    ----------------------------------------------------------------------------------------


Consisting  of:

                                                                       2002            2001
    ---------------------------------------------------------------------------------------
    Hwini-Butre Gold Project (Ghana)                            $ 3,181,803    $ 3,181,803
    Roros  Project (Norway)                                               1      4,502,645
    Mindoro Nickel Project (Philippines)                                  1              1
    Other                                                            63,493        422,369
    ---------------------------------------------------------------------------------------
                                                                $ 3,245,298    $ 8,106,818
    ---------------------------------------------------------------------------------------

     Mindoro nickel project

     During July 2001, the Company received from the Department of Environment and Natural Resources ("DENR") in the Philippines a notice of cancellation of the Mineral Production Agreement ("MPSA") for a significant section of its Mindoro nickel laterite project, which had been issued by the previous administration.

     This action by the DENR was unexpected and the notice issued without prior consultation with the Company. Based upon a full evaluation of the situation with its legal advisors, the Company is confident that the Philippine government had no legal basis for cancellation of the MPSA, which was made without due process. The Company has filed a formal appeal to the Office of the President of the Philippines. If rejected, recovery of the MPSA shall be vigorously pursued, both through the Philippine courts and under the Foreign Investment Protection Agreement signed between Canada and the Philippines in 1995.

     While the Company believes that it shall ultimately re-establish its rights under the MPSA, if necessary through legal action, there can be no absolute assurance that it will be successful. Therefore, at June 30, 2001 the Company recorded an impairment provision of $34,024,132 against its investment in the project to reduce the carrying value to a nominal amount of $1.

     During the year ended June 30, 2002, the Company expensed further costs of $1,572,585 related to the Mindoro Nickel Project. The majority of these costs relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities relating to the project, pending the reinstatement of the MPSA. Effective April 2002, the Company has withdrawn all activities and temporarily placed the Mindoro Nickel Project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Company's appeal to reinstate the MPSA.

     Roros Project

     Title to the Roros Project is secured through 55 mineral claims in seven different municipalities in Central Norway. Due to the current depressed zinc and copper prices the Company decided to suspend further exploration activities and therefore has written down the value of this project during the year ended June 30, 2002.

11.  BANK INDEBTEDNESS

     The bank indebtedness of $1,361,120 arose from consolidation of Metorex at June 30, 2001 and is payable in South African Rand. Metorex had aggregate short-term bank credit facilities of approximately $4.4 million (Rand 23.5 million) at June 30, 2001.

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)

12.  LONG TERM DEBT

     Long term debt, all of which arose on consolidation of Metorex at June 30, 2001, comprises:

                                                                                                        2002            2001
     -----------------------------------------------------------------------------------------------------------------------
     Revolving trade finance facility and term loan

     A loan of U.S.$8 million to Chibuluma from Investec Bank Limited is denominated in U.S. dollars. The loan is repayable in 10 equal six-month installments, commencing six months after the end of the disbursement period, or the end of the last draw down, whichever is the earlier, and matures in May 2006. Interest is payable at 7.5% per annum.

     A further loan to Chibuluma from Investec Bank Limited Represents draw downs under a 180 day revolving trade finance facility amounting to U.S.$3 million. Interest is calculated according to the bank's cost of funds plus 0.5% per annum payable six-months in arrears.

     The Investec Bank facilities are secured by:

     - a cession of copper and cobalt produced by the Company; and
     - a cession of the Chibuluma marketing contracts and mineral export proceeds; and
     - a Metorex Limited guarantee
                                                                                                  $      --     $16,955,072

     Term loans
     The loans are unsecured, bear interest at bank prime rate and are repayable in
     monthly installments of Rand("R") 108,933                                                           --          88,294
     Mortgage bond
     Secured by first mortgage bond over land and building with a cost of R390,000
     Interest is charged at 14.5% and the bond is repayable in monthly installments of R4,000            --          25,039

     Hire purchase agreements
     Secured by plant and equipment with a cost of R3.2 million and bears interest
     at bank prime rate. Repayments are in varying monthly installments                                  --         323,807

     Installment finance and term loan
     Secured  by  plant  and  equipment  with a cost  of  R5.8  million  and  limited suretyships  from Metorex  Limited,  Side  Minerals  (Pty) Limited and Wakefield
     Investments (Pty) Limited
     The loans are repayable in 42 equal installments and bear interest at bank prime rate               --         840,392
     -----------------------------------------------------------------------------------------------------------------------
                                                                                                         --      18,232,604
     Less: Current portion                                                                               --       7,748,460
     -----------------------------------------------------------------------------------------------------------------------
                                                                                                  $      --     $10,484,144
     -----------------------------------------------------------------------------------------------------------------------

13. INCOME TAXES

Future income tax assets and liabilities arise at June 30 from the following:

                                                       2002            2001
    -----------------------------------------------------------------------
    Future income tax assets
    Investments                                $  4,969,756    $    335,023
    Mineral property interests                   10,447,295       7,573,714
    Property, plant and equipment                   273,880       2,743,293
    Provisions                                         --         2,160,095
    Loss carry-forwards                          16,183,218      13,477,277
    Share issue costs                             1,030,328       1,520,289
    Other                                              --            92,436
    -----------------------------------------------------------------------
                                                 32,904,477      27,902,127
    Valuation  allowance                        (32,904,477)    (25,828,820)
    -----------------------------------------------------------------------
    Net future income tax assets                       --         2,073,307
    -----------------------------------------------------------------------
    Future income tax liabilities
    Mineral property interests                 $ (3,338,484)   $ (4,447,569)
    Property,  plant  and  equipment                   --        (9,119,460)
    Investments                                        --        (1,544,879)
    Unrealized foreign  exchange  loss                 --        (2,329,342)
    -----------------------------------------------------------------------
                                                 (3,338,484)    (17,441,250)
    -----------------------------------------------------------------------
    Future income tax liabilities,  net          (3,338,484)    (15,367,943)
    -----------------------------------------------------------------------

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)

13.  INCOME TAXES (CON'T)

                                                                2002            2001
    --------------------------------------------------------------------------------
    Disclosed on the Consolidated Balance Sheets as:
    Future income tax assets - current                 $       --      $ (1,044,899)
    Future income tax liabilities - long-term,  net      (3,338,484)    (16,412,842)
    --------------------------------------------------------------------------------
    Future income tax liabilities,  net                  (3,338,484    $(15,367,943)
    --------------------------------------------------------------------------------
    Future income tax assets consist of:
    Current portion                                    $       --      $  1,044,899
    Long-term                                                  --         1,028,408
    --------------------------------------------------------------------------------
                                                       $       --      $  2,073,307
    --------------------------------------------------------------------------------

     A reconciliation of the provision for (recovery of) income taxes is as follows:

                                                          2002            2001
    ---------------------------------------------------------------------------
    Recovery of income taxes based on Canadian
    statutory tax rate of 42% (2001 - 45%)       $(16,218,546)   $(12,387,479)
    Add (deduct)
    Lower foreign tax rates                          (384,139)      4,002,121
    Tax effect of losses not recognized            19,429,203       3,273,289
    Reassessment of Metorex's prior year taxes       (736,490)           --
    Other                                          (1,443,893)        764,123
    ---------------------------------------------------------------------------
    Provision for (recovery of) income taxes     $    646,135    $ (4,347,946)
    ---------------------------------------------------------------------------

     As at June 30, 2002, the Company and its subsidiaries have estimated non-capital losses carried forward for Canadian income tax purposes of approximately $23,100,000 (2001 - $15,400,000), which can be applied to reduce future Canadian income taxes payable and will expire in 2003 to 2009. As at June 30, 2002 the Company's subsidiaries also have estimated non-capital losses carried forward for Norwegian and Philippine income tax purposes of approximately Norwegian Krone 101,000,000 ($20,400,000) (2001 - 38,500,000 ($6,250,000)) and Philippine Peso 43,900,000 ($1,300,000) (2001
     - 58,000,000 ($1,700,000)), respectively, which can be applied to reduce future income taxes payable and will expire in 2006 to 2012 for Norway and 2003 to 2005 for the Philippines. The potential tax benefits of these loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

14.  PROVISIONS

     The following provisions arose on consolidation of Metorex at June 30, 2001:

                                                        2002             2001
    ---------------------------------------------------------------------------
    Termination benefits                           $     --       $1,517,187
    Rehabilitation and closure costs                     --        6,360,177
    Vacation pay and bonuses                             --        2,058,999
    ---------------------------------------------------------------------------
                                                         --        9,936,363
    Less: Current  portion                               --        3,482,998
    ---------------------------------------------------------------------------
                                                   $     --       $6,453,365
    ---------------------------------------------------------------------------

15.  SHARE CAPITAL

     (a) The authorized share capital at June 30, 2002 is 250,000,000 common shares without par value (2001 - 200,000,000 common shares without par value).

     (b) Details of changes in the issued share capital since June 30, 2000 are as follows:

                                                       Number of shares          Amount
    ----------------------------------------------------------------------------------
    Balance,  June 30, 2000                                  87,613,060   $113,830,010
    Issued  for cash on exercise  of  warrants  (c)           1,600,000      1,597,896
    Issued  for  cash on  private placements  ((d) and (e))  39,173,134     41,202,996
    Issued for cash on exercise of stock options                120,000        120,000
    ----------------------------------------------------------------------------------
    Balance,  June 30, 2001                                 128,506,194   $156,750,902
    Issued for cash on private placement (f)                 10,158,101      3,364,032
    ----------------------------------------------------------------------------------
    Balance,  June 30, 2002                                 138,664,295   $160,114,934
    ----------------------------------------------------------------------------------

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)


15.  SHARE CAPITAL (con't)

     (c) During the year ended June 30, 2001, 1,600,000 share purchase warrants to purchase one additional common share were repriced from $1.50 per share to $1.00 per share and were exercised for aggregate proceeds of $1,597,896 (net of issue costs of $2,104).

     (d) During the year ended June 30, 2001, the Company issued 13,800,000 common shares for proceeds of $14,499,878 (net of issue costs of $1,094,122).

     (e) During the year ended June 30, 2001, the Company issued 25,373,134 units for proceeds of $26,703,118 (net of issue costs of $1,974,941). Each unit consisted of one common share and one-half of a share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $1.47 per share from the date of issue until May 21, 2002. During the year ended June 30, 2002, all of these share purchase warrants were repriced to $0.43 per share and then expired unexercised.

     (f) During the year ended June 30, 2002, the Company issued 10,158,101 units for proceeds of $3,364,032 (net of issue costs of $394,465). Each unit is convertible into one common share of the Company for no additional consideration.

     (g) During the year ended June 30, 2002, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price of $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President & CEO of the Company in exchange for total cash consideration of $275,250.

     (h) The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant. At June 30, 2002, there were 4,850,000 options available for grant.

     The following table summarizes share option activity since June 30, 2000:

                                                        Options  outstanding
    ----------------------------------------------------------------------------
                                                                        Weighted
                                                     Number of           average
                                                        shares    exercise price
    ----------------------------------------------------------------------------
    Balance, June 30, 2000                          6,160,000          $   1.22
    Cancelled                                        (580,000)             1.24
    Exercised                                        (120,000)             1.00
    Balance, June 30, 2001                          5,460,000              1.22
    Granted                                         8,000,000              0.41
    Cancelled                                      (3,310,000)             1.19
    ----------------------------------------------------------------------------
    Balance,  June 30, 2002                        10,150,000          $   0.59
    ----------------------------------------------------------------------------

    The following table summarizes outstanding and exercisable share options at June 30, 2002:

         Number of                                                      Weighted
     Share Options              Expiry                                   Average
      Outstanding               Date                              Exercise Price
    ----------------------------------------------------------------------------
          130,000               February 28, 2003                     $   1.33
          170,000               February 28, 2003                         1.00
          230,000               March 4, 2003                             1.33
          240,000               March 4, 2003                             1.00
        3,750,000               May 1, 2003                               0.42
           50,000               October 21, 2003                          1.00
        1,330,000               June 26, 2005                             1.33
        3,750,000               March 6, 2007                             0.40
          500,000               May 2, 2007                               0.41
    ----------------------------------------------------------------------------
       10,150,000                                                     $   0.59
    ----------------------------------------------------------------------------

16.  CUMULATIVE TRANSLATION ADJUSTMENT

     The cumulative translation adjustment comprises:

                                                                                          2002          2001
    ---------------------------------------------------------------------------------------------------------
    Cumulative  effect of unrealized losses  on  foreign
    exchange  translation  in prior  periods                                      $(6,770,759)   $(2,333,678)
    Reduction for portion of translation  adjustment related
    to disposal and dilution of interest in Metorex  (Note 6)                         774,725           --
    Decrease  (increase)  in unrealized loss on translation of net assets           3,226,537     (4,437,081)
    ---------------------------------------------------------------------------------------------------------
    Cumulative unrealized losses on foreign exchange translation at end of year   $(2,769,497)   $(6,770,759)
    ---------------------------------------------------------------------------------------------------------


     This balance represents the net unrealized foreign currency translation losses on the Company's net investment in Metorex.


CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)



17.  COMMITMENTS

     The Company is committed to minimum annual non-cancelable future operating lease payments as follows:

                                                                        2002
    ------------------------------------------------------------------------
    Within one year                                                 $173,227
    Years two to five                                                445,311
    ------------------------------------------------------------------------
                                                                    $618,538
    ------------------------------------------------------------------------

     Pursuant to a consulting agreement between NPGP and the former Chairman, NPGP is committed to pay $100,000 per year in consulting fees for the next two years.

18.  CONTINGENCIES

     (a) A subsidiary of the Company has been named as a defendant in an action brought by a third party claiming that the mineral concessions of the Company in Ghana, with a book value of $3.2 million, were not properly transferred to the Company. The Company is confident that it has proper title to the concession and is vigorously defending its title; however, the ultimate outcome of this action is currently not determinable.

     (b) The Company's associate, Metorex, by virtue of its mining operations, is exposed to rehabilitation and other environmental liabilities. Estimates of the cost of environmental and other remedial work are made on an annual basis and payments are made into a rehabilitation trust fund to ensure that, by the end of the useful life of the mine, sufficient funds are available to satisfy such liabilities. The rehabilitation trust fund (the itFundli) is established as required by the South Africa Minerals Act and Regulations. As the assets and liabilities of Metorex are no longer individually consolidated with the accounts of the Company at June 30, 2002, the Fund no longer appears as an asset of the Company.

19.  CASH FLOW STATEMENT INFORMATION

     (a)  Change in non-cash operating working capital items

                                                           2002            2001
    --------------------------------------------------------------------------
    (Decrease)  increase in
       Accounts  receivable                        $ 1,419,210    $(5,661,015)
       Inventories                                  (1,594,979)     2,138,770
       Prepaid  expenses                               (67,528)      (144,874)
       Mining  assets held for sale                       --          209,795
       Due from  associated companies               (1,722,266)          --
    (Decrease)  increase in
       Accounts  payable and accrued liabilities    (6,749,043)     1,845,203
       Due to associated companies                     (86,453)         3,114
    --------------------------------------------------------------------------
                                                   $(8,801,059)   $(1,609,007)
    --------------------------------------------------------------------------


     (b)  Supplemental disclosure of cash flow information

                                                        2002             2001
    --------------------------------------------------------------------------
    Cash  payments for  interest                  $1,531,359      $  471,032
    Cash  payments for income taxes               $4,620,470      $1,744,801
    --------------------------------------------------------------------------


20.  RELATED PARTY TRANSACTIONS

     Related party transactions, not disclosed elsewhere in these financial statements, comprise:

     Payments made to a public company having certain directors in common with the Company. The payments, which represent reimbursements of amounts paid on behalf of the Company, were as follows:


                                                        2002            2001
    --------------------------------------------------------------------------
    Salaries                                        $   --          $440,155
    Rent                                                --            77,742
    Other administrative costs                         3,432          96,735
    --------------------------------------------------------------------------
                                                    $  3,432        $614,632
    --------------------------------------------------------------------------

     The Company paid management fees during the year ended June 30, 2002 of $215,433 and termination fees of $632,000 (2001 - $443,805) to a company controlled by the former CEO and Chairman of the Company.

     The Company also paid management fees during the year ended June 30, 2002 of $253,591 and a bonus of $280,513 (2001 - $Nil) to a company controlled by a new director and President & CEO of the Company.

     During the year ended June 30, 2002, law firms of which directors of the Company were partners received total legal fees of $465,024 from the Company (2001 - $Nil).

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)


21.  SEGMENTED INFORMATION


     (a)  Operating segments

          The Company manages its commercial mining operations by the type of commodity produced. As a result of the loss of control of the investment in Metorex, management considers that the Company commenced operating in one operating segment as of July 1, 2002, being the exploration and development of mineral properties. Segment information is as follows:

          (i)  Year ended June 30, 2002:

                                                                                                                   Fluorospar
                                              Antimony/                                                             and other
                                                   Gold             Coal             Zinc           Copper           minerals
-----------------------------------------------------------------------------------------------------------------------------
Mineral sales                             $  16,011,005    $  15,734,815    $  18,339,827    $  44,520,523    $  17,124,531
-----------------------------------------------------------------------------------------------------------------------------
Interest income                                  39,612             --            184,753          423,522          196,808
Amortization of capital assets                 (566,306)      (1,016,452)      (1,830,930)            --           (694,902)
Provisions for asset impairments                   --               --               --         (8,450,857)            --
Loss on investment in Metorex Limited              --               --               --               --               --
Loss on  dilution  of interest in
    geothermal asset                               --               --               --               --               --
Costs related to Mindoro Nickel Project            --               --               --               --               --
Interest  expense                                  --           (282,609)         (51,198)      (1,089,101)        (107,877)
Other  incom (expenses)                     (14,832,347)     (16,058,602)     (15,068,611)     (36,758,408)     (10,319,745)
Non-controlling  interest                          --               --               --               --         (1,195,569)
Income  taxes                                   162,338             --           (468,771)      (1,179,822)      (1,782,597)
-----------------------------------------------------------------------------------------------------------------------------
Net  income  (loss) $ 814,302             $     814,302    $  (1,622,848)   $   1,105,070    $  (2,534,143)   $   3,220,649
-----------------------------------------------------------------------------------------------------------------------------
Additions to capital assets               $     132,771    $   1,966,989    $     215,440    $  10,246,254    $   1,598,267
-----------------------------------------------------------------------------------------------------------------------------
Total assets at June 30, 2002             $        --      $        --      $        --      $        --      $        --
-----------------------------------------------------------------------------------------------------------------------------


                                             Exploration
                                                     and     Unallocated
                                             development       corporate
                                              activities           items             Total
------------------------------------------------------------------------------------------
Mineral sales                             $        --      $        --      $ 111,730,701
------------------------------------------------------------------------------------------
Interest income                                 187,301          831,545        1,863,541
Amortization of capital assets                 (155,895)         (86,630)      (4,351,115)
Provisions for asset impairments            (24,602,934)            --        (33,053,791)
Loss on investment in Metorex Limited              --         (8,036,773)      (8,036,773)
Loss on  dilution  of interest in
    geothermal asset                               --         (1,503,055)      (1,503,055)
Costs related to Mindoro Nickel Project      (1,572,585)            --         (1,572,585)
Interest  expense                                  --               (178)      (1,530,963)
Other  incom (expenses)                      (2,150,176)      (6,863,641)    (102,051,530)
Non-controlling  interest                        84,372         (487,787)      (1,598,984)
Income  taxes                                 1,109,085        1,513,632         (646,135)
------------------------------------------------------------------------------------------
Net  income  (loss)                       $ (27,100,832)   $ (14,632,887)   $ (40,750,689)
------------------------------------------------------------------------------------------
Additions to capital assets               $   8,733,637    $     404,083    $  23,297,441
------------------------------------------------------------------------------------------
Total assets at June 30, 2002             $  46,659,056    $  35,426,878    $  82,085,934
------------------------------------------------------------------------------------------



          (ii) Year ended June 30, 2001:

                                                                                                                   Fluorospar
                                              Antimony/                                                             and other
                                                   Gold             Coal             Zinc           Copper           minerals
-----------------------------------------------------------------------------------------------------------------------------
Mineral  sales                              $  10,897,227    $  13,742,753    $  12,977,637    $  33,222,423    $   8,862,098
-----------------------------------------------------------------------------------------------------------------------------
Interest  income                                   61,994              972          144,200          327,851          256,140
Amortization  of capital  assets                 (382,655)      (1,041,468)      (1,351,246)        (350,006)        (489,931)
Provision for decline in value of Mindoro
  nickel project                                     --               --               --               --               --
Equity  earnings from investment in Metorex          --               --               --               --               --
Interest expense                                     --           (231,265)          (1,166)        (336,597)         (48,390)
Other  income  (expenses)                     (10,318,288)     (13,531,506)     (11,070,772)     (25,398,683)      (6,322,463)
Non-controlling interest                             --               --               --            122,046         (242,731)
Income  taxes                                        --               --           (589,628)      (1,876,158)        (685,437)
-----------------------------------------------------------------------------------------------------------------------------
Net income  (loss)                          $     258,278    $  (1,060,514)   $     109,025    $   5,710,876    $   1,329,286
-----------------------------------------------------------------------------------------------------------------------------
Additions to capital assets                 $     551,500    $   1,736,699    $     267,517    $  13,372,861    $   2,257,526
-----------------------------------------------------------------------------------------------------------------------------
Total assets at June  30, 2001              $  10,969,780    $  13,552,649    $  11,190,362    $  77,250,797    $  31,872,231
-----------------------------------------------------------------------------------------------------------------------------





                                                Exploration
                                                        and       Unallocated
                                                development         corporate
                                                 activities             items         Total
----------------------------------------------------------------------------------------------
Mineral  sales                               $        --      $        --      $  79,702,138
----------------------------------------------------------------------------------------------
Interest  income                                     15,253          543,606        1,350,016
Amortization  of capital  assets                    (48,479)        (404,697)      (4,068,482)
Provision for decline in value of Mindoro
  nickel project                                (34,024,132)            --        (34,024,132)
Equity  earnings from investment in Metorex            --          3,540,665        3,540,665
Interest expense                                    (20,017)           3,161         (634,274)
Other  income  (expenses)                        (2,175,300)      (4,576,650)     (73,393,662)
Non-controlling interest                               --         (2,983,067)      (3,103,752)
Income  taxes                                     7,499,169             --          4,347,946
----------------------------------------------------------------------------------------------
Net income  (loss)                            $ (28,753,506)   $  (3,876,982)   $ (26,283,537)
----------------------------------------------------------------------------------------------
Additions to capital assets                   $  12,377,822    $      71,856    $  30,635,781
----------------------------------------------------------------------------------------------
Total assets at June  30, 2001                $  53,142,782    $  27,176,685    $ 225,155,286
----------------------------------------------------------------------------------------------



          (b)  Geographic segments

          All of the Company's mineral sales revenues are derived from the African geographic segment.

          Capital assets consist of property, plant and equipment and mineral property interests in the following locations:

                                                   2002                  2001
    -------------------------------------------------------------------------
    Greenland                              $ 34,460,247         $ 25,994,352
    Africa                                    3,351,122           96,271,534
    Norway                                      143,405            4,929,147
    Philippines                                 175,365              309,089
    Canada                                    3,080,349              359,570
    -------------------------------------------------------------------------
                                           $ 41,210,488         $127,863,692
    -------------------------------------------------------------------------

In addition, the Company had an investment in an associated company in Africa with a carrying value of $28,809,532 at June 30, 2002 ($Nil at June 30, 2001).

CREW  DEVELOPMENT  CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001 (expressed in Canadian dollars)



22.  FINANCIAL INSTRUMENTS

     (a)  Risk management objectives and policies

          In the normal course of its operations, the Company is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Company may enter into derivative contracts for the purpose of hedging these risks. General corporate hedging unrelated to any specific project is not undertaken.

     (b)  Credit risk

          The Company's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company's management based on the current economic environment.

          The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

     (c)  Foreign currency and commodity price risk

          The Company enters into futures contracts in order to hedge its exposure to fluctuations in commodity prices and foreign exchange rates on specific transactions. The contracts are matched with anticipated future cash flows from mineral sales.

          In the normal course of business, the Company enters into transactions for the sale of its commodities denominated in U.S. dollars. In addition, the Company has some U.S. dollar investments and liabilities. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

     (d)  Interest rate and liquidity risk

          Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.

          In the ordinary course of business, the Company receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to maximize returns while ensuring that capital is safeguarded to the maximum extent by only investing with high quality financial institutions.

          Contractual   arrangements  for  committed  borrowing  facilities  are
          maintained with several banking counterparties to meet the Company's normal and contingency funding.

     (e)  Fair value of financial instruments

          (i)  On-balance sheet financial instruments

               The carry values of the Company's financial instruments, which include cash, accounts receivable, accounts payable and accrued liabilities, income taxes payable and long-term debt, approximate their respective fair values.

          (ii) Off-balance sheet financial statements

               The following forward sale contract values are held by the Company's investee, Metorex, at year end and represent the aggregate settlement value at the forward rate for the tonnes delivered:

                                                      2002              2001
    ------------------------------------------------------------------------
    Copper (value) U.S.$                        $2,338,000        $  857,000
    ------------------------------------------------------------------------
    Copper (tonnes)                                  1,400               500
    ------------------------------------------------------------------------
    Gold (value) U.S.$                          $     --          $2,256,000
    ------------------------------------------------------------------------
    Gold (kg's)                                       --                 240
    ------------------------------------------------------------------------

23.  SUBSEQUENT EVENTS

     As at September 24, 2002, the Company had received cash payments of $1,395,067 against the amount due from Metorex at June 30, 2002.

     On October 22, 2002, the Company announced that it had sold additional shares of Metorex for cash proceeds of approximately $12.6 million. As a result of this transaction, the Company's interest in Metorex was reduced from 41% to 21%.

SENIOR MANAGEMENT & DIRECTORS SENIOR

JAN A. VESTRUM, PRESIDENT AND CHIEF EXECUTIVE OFFICER
     Jan A. Vestrum holds a M.Sc. (1984) in engineering from The Norwegian Institute of Technology, Mining Department. He has extensive experience as a senior executive in the resource and technology industries and corporate finance from companies such as Schlumberger, Baker Hughes, Merrill Lynch and Christiania Bank (Nordea Bank from 2001). He comes from the position of Chairman and CEO of Concept SA France.


WOLF K. SEIDLER, P. ENG., CHIEF OPERATING OFFICER
     Wolf Seidler is a mining engineer with over 30 years of Canadian and international mining experience, including the development and operation of several narrow-vein gold mines. His employment history includes managerial and executive positions with established mining companies such as Normandy LaSource, Inmet Mining Corp., J.S. Redpath Ltd., Teck Corp. (Lamaque Gold mine) and Gold Fields Mining Corp (Darius Mine). Wolf Seidler has worked in more than 20 countries with responsibility for gold operations in Brazil, Canada, Sweden and Finland.

JON STEEN PETERSEN, VICE PRESIDENT, EXPLORATION
     Jon Petersen was the VP of Exploration at Mindex ASA. He has an M.Sc. in Geology from the University of Aarhus, Denmark (1973), and 25 years of experience in mineral resources as an Associate Professor of Geology at the University of Aarhus. He has also been an active consultant to the mining industry. Mr. Petersen is a fellow of the Society of Economic Geologists and the Society of Exploration Geochemists. He is a Danish citizen, and lives in Oslo, Norway.

JOSEPH P. RINGWALD,  P. ENG., VICE PRESIDENT,  PROJECT DEVELOPMENT
     Joseph Ringwald is a Mining Engineer with fourteen years experience in project management, strategic mine planning and mine development, throughout the world. Most recently, he has acted as an independent consultant to Crew on its high-grade Nalunaq gold project in southern Greenland. Previous experience includes acting as a Senior Mining Engineer with both SRK Consulting and Placer Dome.


BOARD OF DIRECTORS

HANS CHRISTIAN  QVIST,  CHAIRMAN
     Hans Christian Qvist is a management consultant in Oslo, Norway. Mr. Qvist has 10 years experience as chief executive officer with a number of IT companies, including SPCS - Group, IBM Global Services and Tandberg Data and 10 years experience with companies in oil exploration, production and trading, including Shell International and Saga Petroleum.

JAN A. VESTRUM,  DIRECTOR, PRESIDENT AND CEO

CAMERON  BELSHER,  DIRECTOR
     Cameron Belsher is a partner with the law firm Farris, Vaughan, Wills & Murphy which is located in Vancouver, British Columbia. Mr. Belsher has extensive experience in corporate finance and merger and acquisition related matters in the mining, technology and telecommunications industries.

NORMAN HARDIE,  DIRECTOR
     Norman Hardie is a business consultant with more 30 years experience as a mining company manager and executive, whose work experience includes Normandy Mining, Inmet Mining, Phillipp Brothers (Salomon Inc) and Anglo American Corporation. Mr. Hardie has a BSc (Mining Eng U of Witwatersrand) and M Eco (Cambridge University).

KAI THOGERSEN,  DIRECTOR
     Kai Thogersen is a partner with the law firm Thommessen Krefting Greve Lund, which is located in Oslo, Norway. Mr. Thogersen has considerable experience working with European companies involved in mergers, acquisitions and corporate finance related matters.

           CREW
 DEVELOPMENT CORPORATION


          CANADA
#400-837 West Hastings St.
  Vancouver, BC, V6C 3N6
 Telephone: 604-683-7585
Toll Free: 1-866-818-2211
 Facsimile: 604-682-0566
 E-mail: info@crewdev.com

          NORWAY
   O.H. Bangsvei 54-58
   N-1363 Hovik, Norway
 Telephone: 47-6759-2424
 Fascimile: 47-6759-2425
   E-mail: crew@crew.no